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Годовой отчет за 2000 год

ОТКРЫТОЕ
АКЦИОНЕРНОЕ
ОБЩЕСТВО
МОСКОВСКАЯ
ГОРОДСКАЯ
ТЕЛЕФОННАЯ
СЕТЬ



Annual Report for 2000

OPEN
JOINT STOCK
COMPANY
MOSCOW
CITY
TELEPHONE
NETWORK

Годовой отчет за 2000 год

Открытое акционерное общество Московская городская телефонная сеть

Москва, 2001

Annual Report for 2000

Open Joint Stock Company Moscow City Telephone Network

Moscow, 2001

Оглавление

Index

Оглавление

Index



Уважаемые господа акционеры!

Прошедший год — последний год второго тысячелетия — был для всех нас годом труда и творчества, годом успехов и поисков, наконец, годом надежд. Вложенный труд и достигнутые успехи позволили Обществу получить прибыль, впервые после итогов 1997 года. Чистая прибыль в 781 млн руб. — это будущие выплаты достойных дивидендов по привилегированным и обыкновенным акциям, первый шаг после кризиса к получению источников финансирования капитальных вложений, обеспечивающих необходимый темп развития и реконструкции городской телефонной сети.

В 2000 году Общество сохранило свои доминирующие позиции на рынке предоставления услуг фиксированной связи, несмотря на расширение деятельности альтернативных операторов, особенно работающих в деловом секторе г. Москвы. 85,7% телефонов, установленных в столице, — телефоны АО МГТС, при этом среди населения — 99,8%. Прирост за год составил 61 732 абонента, монтированная емкость достигла 4,2 млн номеров.

Сегодня «Московская городская телефонная сеть» представляет собой одного из крупнейших монопольных операторов мегаполисов в России и в мире.

Пристальное внимание руководства Общества направлено как на решение текущих задач: обеспечение предоставления качественных услуг связи, улучшение обслуживания абонентов сети, рыночное взаимодействие с альтернативными операторами связи, — так и на достижение долгосрочных целей: реконструкции и развития сети, предоставления новейших телекоммуникационных услуг.

Текущую и инвестиционную деятельность Общества осуществляет высококвалифицированный состав сотрудников. 21 тыс. человек, 12 эксплуатационных отделений (телефонных узлов), 10 обеспечивающих и 4 обслуживающих подразделения, готовы в любых условиях поддержать требуемый уровень услуг связи столицы России.

Опыт работников в сочетании с постоянным повышением квалификации в учебных центрах ведущих производителей телекоммуникационного оборудования мира позволяет постоянно идти в ногу с техническим прогрессом бурно развивающейся телекоммуникационной отрасли.

Отчетный год стал во многом решающим в области технического развития. Это, в первую очередь, завершение строительства транспортной волоконно-оптической сети, позволяющей провести полную техническую реконструкцию сети, введение в эксплуатацию новых и расширение действующих АТС (ввод номерной емкости составил 100 614 номеров, в том числе 72 384 номера электронных АТС), реконструкция и совершенствование управления таксофонной сети (на 1 января 2001 года установлено 24 511 таксофонов, в том числе 8 399 карточных и монетно-карточных). В 2000 году начато строительство широкополосной сети передачи данных — основы для предоставления так называемых нетрадиционных услуг связи, в частности высокоскоростного доступа в Интернет. К перспективным проектам Общества относится проект создания сети сокращенной нумерации, открытие нового кода для цифровой сети г. Москвы.

Экономические показатели Общества, достигнутые в текущем году (рентабельность по прибыли от продаж составила 48,6%), позволяют составлять бизнес-планы реализации текущих и перспективных проектов, основываясь как на собственных финансовых ресурсах, так и на привлеченных. Объем привлеченных ресурсов, включающих кредиты банков, предоставление отсрочки платежей по инвестиционным контрактам однозначно говорят о доверии инвесторов Обществу. Об этом же свидетельствует повышение кредитного рейтинга Общества ведущим рейтинговым агентством «Стандард энд Пурз».

Четвертый год подряд Общество составляет бухгалтерскую отчетность как по российским стандартам, так и по международным стандартам. При этом представленные заключения не содержат оговорок, что подтверждает устойчивость корпоративного управления. Информационная прозрачность, раскрытие существенной информации, взаимодействие с инвесторами и акционерами на регулярной основе, сохранение чистой кредитной истории — вот не полный перечень основных принципов работы компании на рынке.

Объединяя усилия коллектива, опираясь на поддержку акционеров менеджеры Общества как среднего, так и высшего звеньев творчески подходят к намеченным целям и задачам, добиваясь каждый год заметных успехов в продвижении Общества в новое тысячелетие.

Генеральный директор АО МГТС [signature] *В.С. Лагутин*

События и итоги

- Получена балансовая прибыль до налогообложения в 987 841 тыс. рублей против 24 192 тыс. рублей в 1999 г.
- Объем инвестиций превысил 2,5 млрд рублей.
- В течение года новые телефонные станции были введены в районах новостроек — Южное Бутово, Митино, Ново-Косино, в Марьинском парке.
- Общий прирост монтированной емкости сети за год составил 57 814 линий (номеров), в 2000 году телефоны получили около 100 тыс. москвичей.
- Общее количество линий (номеров) сети достигло 4 195 000.
- Завершены работы по созданию 10 транзитно-коммутационных узлов и высокоскоростной транспортной сети SDH.
- В течение года на сети установлено 604 монетно-карточных таксофона, общее количество таких таксофонов достигло 8 399.
- В ведении АО МГТС находится 414 зданий и сооружений общей площадью 1 109 480 кв.м.
- Под технологические объекты АО МГТС арендует 229 земельных участков общей площадью 106,55 га.

Динамика основных показателей

финансово-хозяйственной деятельности АО МГТС в период с 1996 по 2000 годы



3 753 503
3 798 097
3 830 404
3 888 037
3 949 769
шт.
1996
1997
1998
1999
2000

Количество ОТА



2 313 188
2 777 678
3 018 776
4 453 285
6 077 387
1 725 257
1 959 889
2 058 942
3 080 080
4 091 044
тыс. руб.
1996
1997
1998
1999
2000

Выручка и затраты



587 931
817 789
959 834
1 373 205
1 986 343
тыс. руб.
1996
1997
1998
1999
2000

Прибыль от реализации



511 842
804 960
-1 847 940
24 192
987 841
тыс. руб.
1996
1997
1998
1999
2000

Динамика прибыли (убытка) АО МГТС



675 088
1 016 216
1 448 436
2 084 038
3 312 473
тыс. руб.
1996
1997
1998
1999
2000

Объем капитальных вложений

Открытое акционерное общество «Московская городская телефонная сеть»

Открытое акционерное общество «Московская городская телефонная сеть» (АО МГТС) — базовый оператор телекоммуникаций столицы Российской Федерации г. Москвы. Предоставляет москвичам, органам власти и управления, предприятиям и организациям города услуги местной телефонной связи, справочно-информационного и иного характера, а также услуги междугородной и международной телефонной связи с использованием сети таксофонов.

Общество владеет инфраструктурой телекоммуникаций города, включающей технологические здания и подземные сооружения и обеспечивает другим операторам доступ к своим ресурсам, к сети связи общего пользования на основе договоров.

Дата основания Московской городской телефонной сети — 1 (13) июля 1882 года — день введения в действие в Москве первого телефонного коммутатора на 800 линий. На сегодняшний день АО МГТС — это **578** автоматических телефонных станций, располагающих около **4 200 000** линий, 90 тысяч километров кабельной сети, около **25 тысяч** таксофонов. Справочно-информационный центр АО МГТС предоставляет в год около **49 миллионов** справок. На 100 жителей столицы приходится **более 50** телефонов, что почти в три раза превышает средний аналогичный показатель по стране.

С 01.06.94 г., в результате приватизации, госпредприятие «Московская городская телефонная сеть» стало открытым акционерным обществом.

Общее количество акционеров АО МГТС на момент закрытия реестра 23.04.01 г. — 9 942.

Количество акционеров – владельцев голосующих акций, имеющих право на участие в годовом общем собрании акционеров, — **1483**, в т.ч.:

физические лица 1431,

юридические лица 52.

Среднесписочная численность работников Общества в 2000 году составила **20 538** человек.

Аудитором Общества на 2000 год было утверждено Закрытое акционерное общество «ПрайсвотерхаусКуперс Аудит».

Реестр акционеров АО МГТС ведет независимый регистратор «Реестр-связь» — филиал открытого акционерного общества «Реестр».

АО МГТС на рынке услуг местной связи г. Москвы в период 1998–2000 гг.

Рынок услуг местной связи столицы представлен АО МГТС и рядом альтернативных операторов, среди которых наиболее крупные — Комстар, Телмос, Совинтел, МТУ-Информ и Комбеллга, активно работающие на рынке услуг местной связи и создающие для АО МГТС конкуренцию.

	Доходы						Среднегодовой темп роста/снижения, %	
	1998		1999		2000			
	млн руб.	млн долл.	млн руб.	млн долл.	млн руб.	млн долл.	в руб. исчислении	в долл. эквиваленте
• Местная связь	3 342	335	5 946	243	8 228	294	156,9	93,6
• Рост/снижение, %	—	—	177,9	72,4	138,4	121,1		
• ОАО МГТС	2 610	257	3 599	147	5 145	184	140,4	84,5
• Рост/снижение, %	—	—	137,9	57,1	142,9	125,1		
• Доля АО МГТС, %	78,1		60,5		62,5			

Несмотря на активность альтернативных операторов доля АО МГТС в доходах операторов местной связи сохраняется на высоком уровне (62,5%).


1998
1999
2000

Доля АО МГТС в доходах на рынке услуг местной связи Москвы в период 1998–2000 гг.

По данным Мосгоркомстата, ОАО «Связьинвест» и информации альтернативных операторов в **2000 году** количество основных телефонных аппаратов, установленных на сетях АО МГТС и московских альтернативных операторов – конкурентов АО МГТС, составило свыше **4,6 млн**.

Наибольшая доля основных телефонных аппаратов (ОТА), установленных в Москве, принадлежит АО МГТС и составляет **85,7%** (или **3,95 млн**) от всего парка.



Альтернативные операторы
14,3%
АО МГТС
Комбеллга – 3,4%
Телмос – 6,0%
Комстар – 9,5%
Совинтел – 10,3%
МТУ-Информ – 19,8%
Другие – 51%

Структура парка ОТА в Москве в 2000 г.

В **2000 году** основное количество ОТА, установленных на сетях АО МГТС и альтернативных операторов, принадлежало населению — около **70,6%**, суммарная доля ОТА альтернативных операторов в секторе «Население» составляет **0,2%**.

Острая конкурентная ситуация между АО МГТС и альтернативными операторами сложилась в деловом секторе столицы, где установлено только **29,4%** всего городского парка ОТА. За **1999 год** в деловом секторе Москвы было установлено около **1,3 млн** ОТА, из которых **54,8%** принадлежало АО МГТС. По отчетным данным за **2000 год**, количество ОТА в деловом секторе столицы увеличилось на **7,6%**. Причем наиболее динамично растет число ОТА в деловом секторе альтернативных операторов: по сравнению с **1999 годом** рост на **15%**.

Количество ОТА в деловом секторе Москвы, принадлежащих АО МГТС, увеличилось в **2000 году** на **1,7%**.

В **2000 году** АО МГТС сохранило свои лидирующие позиции на рынке услуг местной связи г. Москвы.

«Каждую минуту
при посредстве
телефонных линий
разыгрываются
тысячи спектаклей,
фабула и накал страстей
в которых достойны
пера Шекспира».

«Попробуйте понаблюдать
за говорящим по телефону,
ну, скажем, сквозь окно.
Возможно, Вы
станете свидетелем
замечательной
пантомимы».

Из писем читателей
журнала «Алло»

"Every minute
by means of telephone lines
there are played
thousands of performances,
whose plots
and passion tension
are worthy
of Shakespeare's pen."

"Try to watch a man
speaking over a telephone,
let's say, through a window.
You will probably
become a witness
of a remarkable
pantomime."

From letters
of magazine "Allo" readers


communication
телекоммуникация
10b

Финансово-хозяйственная деятельность АО МГТС в 2000 году

Развитие и состояние средств связи

На сети действуют 578 телефонных станций с общим количеством номеров 4 194 773 шт. Количество абонентов сети (основных телефонных аппаратов) на 01.01.01 г. составило 3 949 769, прирост за год — 61 732 абонента.

Большая часть прироста основных телефонных аппаратов обеспечена за счет квартирного сектора (81,1%): вовлечена в оборот свободная номерная емкость, переоборудована коммутаторная емкость в абонентскую, расширены линейно-кабельные сооружения и переключены абоненты на свободную номерную емкость других АТС, введены в эксплуатацию новые АТС в Митино, Марьинском парке, Ново-Косино.

Производственные мощности и развитие сети

Наименование показателей	На 01.01.00	На 01.01.01
• Монтированная емкость, номеров, в т.ч.:	4 136 959	4 194 773
электронных АТС, номеров	507 312	579 696
• Использованная емкость, номеров	3 951 160	4 007 384
• Коэффициент использования номерной емкости АТС, %	95,5	95,5
• Ввод емкости за календарный год, номеров	97 232	100 614
• Число телефонных аппаратов на 100 жителей, шт. (население постоянное)	50,6	51,0

За 2000 год АО МГТС удовлетворены заявки на установку телефонов в количестве 96 563 шт. При этом было установлено 98 634 основных телефонных аппарата. Количество неудовлетворенных заявок в 2000 году сократилось по сравнению с 1999 годом на 5 199 шт. и составило 90 139 шт. Сокращение количества неудовлетворенных заявок произошло по всем категориям абонентов. Со стороны населения остались неудовлетворенными 77 874 заявки, по юридическим лицам — 12 265.

Структура категорий абонентов за истекший год не претерпела изменений. Доля абонентов квартирного сектора в 2000 году составила 82,3%, а учрежденческого 17,7%. Абоненты организаций, не финансируемых из соответствующих бюджетов, занимают 11,8% общего числа абонентов. На долю организаций, финансируемых из соответствующих бюджетов, приходится 5,9%.

Справочно-информационной службой сети в 2000 году оказано около 49 млн услуг, причем 77,3% обращений пришлось на бесплатную информационную службу.

Техническая политика, направленная на модернизацию и реконструкцию таксофонного парка, привела к тому, что за отчетный год количество универсальных таксофонов увеличилось с 17 до 1 678 штук, городских таксофонов снизилось на 1 280 за счет снятия убыточных и малодоходных жетонных таксофонов и составило 22 833 шт. Общее количество таксофонов на 01.01.01 г. — 24 511 против 24 130 штук на 01.01.00 г.

Качество услуг связи

Одновременно с экстенсивным развитием телефонной сети АО МГТС ведет постоянную работу, направленную на улучшение качественных составляющих функционирования сети. В 2000 году продолжились работы по реконструкции и модернизации оборудования, ремонтные работы с применением новых технологий и материалов, позволяющие предотвращать аварийные ситуации. Это позволило улучшить по сравнению с прошлым годом качество работы средств связи по всем показателям. Так, количество заявлений на 100 телефонных аппаратов уменьшилось по сравнению с 1999 годом на 7,2 заявок и составило 92,9 заявки. Процент повреждений, устраненных в контрольные сроки, составил 97,0%, что на 0,3% выше, чем в прошлом году.

Тарифная политика

Тарифная политика АО МГТС 2000 года направлена на повышение финансово-экономической устойчивости Общества, а также на постепенное сокращение элементов перекрестного субсидирования отдельных услуг и категорий потребителей.

С 1 января 2000 г. был повышен тариф по абонентской плате для населения г. Москвы с 30 до 50 рублей в месяц.

С 1 февраля 2001 г. абонентская плата за пользование абонентским устройством для населения утверждена в размере 60 руб. в месяц, для организаций, финансируемых из соответствующих бюджетов, — 75 руб. в месяц, кроме того, для этой категории повышена повременная плата с 11 коп. до 14 коп.

Фактическая себестоимость обслуживания одного номера телефонной сети, сложившаяся на конец 2000 года, представлена в таблице.

Себестоимость обслуживания одного номера

	Себестоимость, руб.
• Телефонные аппараты квартирные	59,86
• Телефонные аппараты учрежденческие	96,28
• В среднем по 1 номеру	66,20


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Тарифы на услуги телефонной связи, оказываемые АО МГТС, на конец 2000 года представлены в таблице.

Тарифы на услуги местной телефонной связи, оказываемые АО МГТС, на конец 2000 года

Наименование показателей	Тариф, руб.	Дата введения
I. Предоставление местного телефонного соединения (разговора):		
1. При абонентской системе оплаты услуг телефонной связи:		
Плата за предоставление абонентской линии независимо от ее типа в постоянное пользование абоненту (в месяц)		
• Население*	50,0	1.01.2000
• Организации, финансируемые из соответствующих бюджетов	55,0	1.04.97
• Организации, не финансируемые из соответствующих бюджетов	165,0	1.05.99
2. При повременной системе оплаты услуг телефонной связи:		
2.1. Плата за предоставление абонентской линии независимо от ее типа в постоянное пользование абоненту (в месяц)		
• Организации, финансируемые из соответствующих бюджетов	55,0	1.04.97
• Организации, не финансируемые из соответствующих бюджетов	165,0	1.05.99
2.2. Плата за предоставление местного телефонного соединения в зависимости от его фактической продолжительности в единицах тарификации (за каждую минуту состоявшихся местных телефонных соединений, осуществленных абонентом в течение месяца, сверх установленного лимита **)		
• Организации, финансируемые из соответствующих бюджетов	0,11	1.04.97
• Организации, не финансируемые из соответствующих бюджетов	0,40	1.05.99
II. Предоставление доступа к телефонной сети		
• Население (очередное/внеочередное)*	1000/3300	1.04.97/1.05.99
• Организации, финансируемые из соответствующих бюджетов	3300	1.05.99
• Организации, не финансируемые из соответствующих бюджетов	6600	1.05.99
III. Разовый разговор с таксофона с использованием жетона		
	5,00	1.08.2000

* В том числе НДС.

** При повременной системе оплаты установлен лимит телефонных соединений продолжительностью 613 минут в месяц, оплаченный абонентской платой.

Действовавший в 2000 году тариф по абонентской плате за пользование телефоном наиболее представительной категории абонентов — населения (50 руб.) покрывал себестоимость обслуживания одного номера этой же категории только на 69,6%. Бремя перекрестного субсидирования ложится на абонентов учрежденческого сектора — организаций, не финансируемых из соответствующих бюджетов.

Приоритетными задачами Общества в области тарифной политики на ближайшую перспективу являются следующие:

- доведение тарифов на убыточные услуги для населения до уровня их себестоимости;
- установление предельных тарифов на предоставление доступа по двум категориям потребителей: населению и организациям;
- установление единых тарифов по абонентской плате за пользование абонентским устройством для организаций.

Льготы на услуги связи

АО МГТС за счет собственных средств субсидирует отдельные социальные группы абонентов в соответствии с предоставляемыми им действующим законодательством льготами по оплате услуг связи. Сумма компенсаций в 2000 году составила 361,1 млн руб. Вместе с тем начато возмещение затрат АО МГТС по этому направлению. Сумма выделенных денежных средств из Федерального бюджета за 2000 год составила 2,3 млн руб.


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Техническая политика, перспективы развития

Техническая политика компании, как и в прежние годы, была направлена на коренное обновление сети на базе современных технологий и проводилась в соответствии с программой, одобренной общим собранием акционеров в 2000 году, которая включила следующие направления деятельности:

- Завершение строительства транспортной волоконно-оптической сети.
- Строительство новых, расширение и реконструкция действующих АТС.
- Реконструкция таксофонной сети и совершенствование управления таксофонной сетью.
- Строительство широкополосной сети передачи данных общего пользования (СПД ОП).
- Реконструкция УСС и создание сети сокращенной нумерации.
- Переключение абонентов 7-й миллионной зоны в цифровую сеть.
- Открытие нового кода АВС «499» для г. Москвы.
- Реализация комплексной программы автоматизации производственных процессов на базе внедрения системы «Telesis».

2000 год был одним из решающих в строительстве, испытании и вводе в эксплуатацию транспортной волоконно-оптической сети. В общей сложности построено 11 колец верхнего уровня, 38 колец нижнего уровня. Установлено, смонтировано и настроено 43 мультиплексора типа SDM-16 на кольцах верхнего уровня и 238 мультиплексоров типа SDM-4 на кольцах нижнего уровня. Установлено, смонтировано и настроено 10 мощных коммутационных транзитных узлов типа AXE-10. Для обеспечения интерфейса существующей аналоговой сети с цифровой сетью SDH установлено, смонтировано и настроено 4 150 систем цифрового преобразования фирмы STROM Telecom. Организовано подключение **22 652 x 2 Мбит/с** потоков по всем 10 транзитным узлам. В процессе проектирования и строительства транспортной сети подготовлен квалифицированный коллектив специалистов по эксплуатации современной сети, создан и функционирует центр управления цифровой сетью. Для эффективного управления цифровой сетью создана и функционирует корпоративная цифровая сеть с коммутацией пакетов.

В 2001 году и в ближайшие годы главной задачей является постепенное освоение транспортной сети под реконструкцию существующей и развитие на ее базе новых сетей и услуг.

В отчетном году АО МГТС продолжало работы по реконструкции и вводу монтированной емкости новых АТС.

В 2000 году в процессе строительства новых АТС, цифровой сети проведены значительные работы по линейным сооружениям.

Программой 2001 года АО МГТС предусматривается общий ввод номерной емкости в объеме **123 150 NN** и **6 000 КУ**. Это позволит в дальнейшем решить вопрос телефонизации отдельных районов.

В последние годы АО МГТС проводятся крупные работы по реконструкции таксофонной сети и совершенствованию системы управления таксофонной сетью. Целью реконструкции является модернизация таксофонного парка, создание новой схемы организации связи, использование возможностей АПУС, развитие роуминга, модернизация кабинного парка. По состоянию на 01.01.2001 года на сети установлено **24 511** таксофонов.

Одним из перспективных направлений развития сети является создание широкополосной сети для предоставления абонентам и коммерческим структурам новых услуг связи. Это стало возможным благодаря появлению новых технологий типа ADSL, позволяющих по медным парам передавать данные с высокой скоростью, сохраняя при этом тональный канал. После завершения испытаний в мае месяце 2000 года начато предоставление услуг.

Проведенные работы явились основанием для разработки проекта сети передачи данных общего пользования.

В 2001 году планируется создать магистральное ядро сети и 160 узлов доступа. Создание широкополосной сети передачи данных общего пользования является коммерческим проектом МГТС, предназначенным для обеспечения потребности клиентов в создании ведомственных сетей, а также для обеспечения массовому клиенту высокоскоростного доступа в сеть Интернет.

В 2000 году разработан проект реконструкции узлов специальной связи, в соответствии с которым предусматривается полная замена морально устаревших электромеханических узлов на два цифровых спецузла УСС-I, УСС-II. Реконструированные спецузлы обеспечат не только работу спецслужб 01, 02, 03, 04 и т.д., но и позволят создать сеть связи сокращенной нумерации с образованием серийных номеров, которые будут предоставляться крупным коммерческим организациям или операторам для организации бизнеса. Доступ абонентов МГТС и других операторов к спецузлам обеспечивается через транзитные узлы транспортной сети.

Одной из важнейших задач, которая будет решаться в 2001 году с вводом в эксплуатацию транспортной сети, является переключение абонентов 7-й миллионной зоны в цифровую сеть. Ввод новых объектов строительства увязан с новой схемой организации связи МГТС. Актуальность выполнения данной работы определяется тем, что в 7-ю миллионную зону включены многие альтернативные операторы, и АО МГТС ставит перед собой задачу улучшения качества связи для указанной группы абонентов.

В соответствии с «Принципами развития сети телефонной связи в г. Москве на ближайшую и отдаленную перспективу», утвержденными Министерством связи РФ в 1999 г., для цифровой телефонной сети г. Москвы выделен дополнительный код АВС=«499». В связи с вводом в эксплуатацию цифровой сети перед АО МГТС стоит задача задействования в 2001 году данного кода, что позволит обеспечить дальнейшее развитие АО МГТС.


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Одной из важнейших и перспективных работ с точки зрения управления сетью является создание, развитие и эксплуатация корпоративной сети передачи данных. Сложность данной работы заключается в освоении самой современной телекоммуникационной техники и программного обеспечения, организационной структуре и необходимости комплексной работы ведущих подразделений АО МГТС.

В 2000 году разработана Комплексная программа автоматизации производственных процессов АО МГТС на основе внедрения системы «Телесис».

Персонал и социальная политика

В АО МГТС пристальное внимание уделяется проблеме эффективного управления человеческими ресурсами, подбору профессиональных кадров, развитию коллектива, способного решать стратегические задачи Общества. Совет директоров АО МГТС в 2000 году определил приоритеты кадровой политики:

- обеспечение оптимальной численности персонала и интенсификации труда;
- повышение качества кадрового потенциала;
- внедрение эффективных форм профессионального обучения работников;
- усиление роли кадровых служб в повышении трудовой и социальной активности персонала.

Фактическая численность персонала сети по состоянию на 1 января 2001 года составила 20 964 работника, или снизилась по сравнению с 1999 годом на 195 человек.

Обществом уделяется особое внимание системе материального и морального стимулирования работников. В целях усиления материальной заинтересованности высококвалифицированных специалистов используется система ежемесячных персональных надбавок к заработной плате.

Экология

АО МГТС, являясь субъектом системы экологического права РФ, продолжало в 2000 году, как и в предыдущие годы, обеспечивать экологическую безопасность работы Общества. Комплекс проводимых мероприятий был нацелен на охрану жизни и здоровья работников Общества и населения города от неблагоприятного воздействия хозяйственной активности и окружающей природной среды, загрязненной в результате антропогенной деятельности. Общая сумма затрат на экологические нужды АО МГТС составила около 32 млн руб.

Финансовый анализ деятельности АО МГТС в 2000 году

Доходы и объем реализации услуг связи

При неизменной структуре количества абонентов произошли сдвиги в структуре доходов, полученных за 2000 год от услуг связи. На 5,0% возрос удельный вес доходов от населения, который составил 31,9%. Доля доходов от организаций, финансируемых из соответствующих бюджетов, сократилась на 2,1% (8,5% доходов от услуг связи), а не финансируемых из соответствующих бюджетов на 2,9% (59,6% доходов).

В 2000 году под воздействием различных факторов доходы от основной деятельности АО МГТС возросли по сравнению с 1999 годом на 42,9% или на 1 545 401 тыс. руб. Причем за счет увеличения тарифов в отчетном году получено только 35,9% (555 427 тыс. руб.) дополнительного дохода, что значительно меньше аналогичного прошлогоднего факторного прироста (72,8%). Большая часть тарифов 2000 года оставалась на уровне III-IV кварталов 1999 года. Рост нерегулируемых тарифов на прочие услуги в среднем составил 5%.

При неизменных тарифах темп роста доходов в 2000 году составил бы 127,5% против фактических 142,9%.



тыс. руб.
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
1999 год
2000 год
От абонентской и покилометровой платы
За предоставление доступа к телефонной сети и перестановку телефонов
Сборы от городских таксофонов
Прочие доходы
Всего доходов

Динамика доходов от основной деятельности


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Доходы от основной деятельности и объем реализации услуг связи

Наименование показателей	Фактическое выполнение, тыс. руб.					
	1999 г.	2000 г.				2000 г. в %
		I кв.	I полугодие	9 мес.	12 мес.	к 1999 г.
I. Доходы от услуг связи общего пользования – всего, в т.ч.:	**3 599 188**	**1 189 645**	**2 525 110**	**3 869 312**	**5 144 589**	**142,9**
• от абонентской и покилометровой платы	2 719 436	935 521	1 884 237	2 876 230	3 866 244	142,2
• за предоставление доступа к телефонной сети и перестановку телефонов	280 985	93 028	175 692	261 085	534 043	190,1
• сборы от городских таксофонов	187 022	50 373	107 817	169 678	240 029	128,3
II. Объем реализации услуг связи населению – всего, в т.ч.:	**969 761**	**406 115**	**816 497**	**1 225 177**	**1 642 091**	**169,3**
• от абонентской и покилометровой платы	667 419	318 059	635 760	955 547	1 274 319	190,9
• за предоставление доступа к телефонной сети и перестановку телефонов	76 912	25 887	49 582	65 623	82 111	106,8
• сборы от городских таксофонов	177 531	47 455	101 927	160 820	228 168	128,5
III. Объем реализации услуг связи организациям, финансируемым из соответствующих бюджетов, – всего, в т.ч.:	**380 581**	**101 923**	**203 860**	**326 141**	**435 023**	**114,3**
• от абонентской и покилометровой платы	336 018	88 162	178 529	267 348	359 632	107,0
• за предоставление доступа к телефонной сети и перестановку телефонов	19 219	6 691	11 551	27 460	33 028	171,9
• сборы от городских таксофонов	1 412	412	845	1 292	1 754	124,2
IV. Объем реализации услуг связи организациям, не финансируемым из соответствующих бюджетов, – всего, в т.ч.:	**2 248 846**	**681 607**	**1 504 753**	**2 317 994**	**3 067 475**	**136,4**
• от абонентской и покилометровой платы	1 715 999	529 300	1 069 948	1 653 335	2 232 293	130,1
• за предоставление доступа к телефонной сети и перестановку телефонов	184 854	60 450	114 559	168 002	418 904	226,6
• сборы от городских таксофонов	8 079	2 506	5 045	7 566	10 107	125,1


Население – 31,9%
Организации,
не финансируемые
из соответствующих
бюджетов – 59,6%
Организации, финансируемые
из соответствующих бюджетов – 8,5%

Структура доходов по категориям абонентов за 2000 год

Структура доходов

Наименование показателя	Един. измер.	1999 год	2000 год	Темп роста, %
1. Выручка от реализации товаров, продукции, работ, услуг	**тыс. руб.**	**4 453 285**	**6 077 387**	**136,5**
Доходы от предоставленных услуг связи по тарифам	тыс. руб.	3 599 188	5 144 589	142,9
• удельный вес в выручке	%	80,8	84,7	
Прочие валовые доходы	тыс. руб.	854 097	932 798	109,2
• удельный вес в выручке	%	19,2	15,3	
В том числе:				
• доходы, полученные от АО «Ростелеком»	тыс. руб.	581 143	646 516	111,2
• доходы от предоставления комплекса ресурсов	тыс. руб.	96 489	125 769	130,3


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Затраты на производство и реализацию продукции

Фактические затраты на производство и реализацию продукции за 2000 год составили 4 091 044 тыс. руб. Темп роста к прошлому году 132,8%.

Структура затрат в 1999-2000 гг.

Наименование показателей	Един. измер.	1999 г. фактич. выполн.	Уд. вес в общих затратах, %	2000 г. фактич. выполн.	Уд. вес в общих затратах, %	Темп роста, %
Затраты на оплату труда	тыс. руб.	745 352	24,2	926 644	22,7	124,3
Отчисления на социальные нужды	тыс. руб.	285 593	9,3	353 725	8,6	123,9
Материальные затраты – всего	тыс. руб.	481 094	15,6	683 007	16,7	142,0
• Затраты на ремонт		199 533	6,5	270 307	6,6	135,5
• Материалы		144 375	4,7	224 856	5,5	155,7
• Энергия		111 293	3,6	155 689	3,8	139,9
• Транспортные затраты		25 893	0,8	32 155	0,8	124,2
Амортизационные отчисления		764 629	24,8	1 128 881	27,6	147,6
Прочие расходы — всего, в т.ч.	тыс. руб.	803 412	26,1	998 787	24,4	124,3
• налоги, относящиеся на себестоимость	тыс. руб.	160 352	5,2	219 989	5,4	137,2
Всего затрат	**тыс. руб.**	**3 080 080**	**100,0**	**4 091 044**	**100,0**	**132,8**



Затраты на оплату труда – 22,7%
Отчисления на социальные нужды – 8,6%
Затраты на ремонт – 6,6%
Материалы – 5,5%
Энергия – 3,8%
Транспортные затраты – 0,8%
Амортизационные отчисления – 27,6%
Прочие расходы – 24,4%

Структура затрат

Финансовые результаты

Основные финансовые показатели деятельности АО МГТС в 1999–2000 гг.

Наименование показателя	1999 г.	2000 г.	Темп роста, %
	тыс. руб.		
• Выручка от продажи товаров, продукции, работ, услуг (без НДС)	4 453 285	6 077 387	136,5
• Себестоимость проданных товаров, продукции, работ, услуг	2 443 842	3 282 357	134,3
• Коммерческие расходы	39 861	66 483	166,8
• Управленческие расходы	596 377	742 204	124,5
• Затраты всего (себестоимость+коммерческие+управленческие)	3 080 080	4 091 044	132,8
• Прибыль (убыток) от продаж	1 373 205	1 986 343	144,7
• Проценты к получению	65 301	30 492	46,7
• Проценты к уплате	432 432	629 418	145,6
• Доходы от участия в других предприятиях	46 809	8 680	18,5
• Прочие операционные доходы	1 805 208	2 269 671	125,7
• Прочие операционные расходы	1 600 761	2 282 465	142,6
• Прибыль (убыток) от финансово-хозяйственной деятельности	1 257 330	1 383 303	110,0
• Прочие внереализационные доходы	490 384	399 220	81,4
• Прочие внереализационные расходы	476 011	595 239	46,1
• Курсовая разница	–1 247 511	–199 443	Уменьшение
• Прибыль (убыток) отчетного периода с учетом курсовой разницы	24 192	987 841	4083,3
• Налог на прибыль	120 628	207 063	171,7
• Чрезвычайные доходы	353	2 927	829,2
• Чрезвычайные расходы	3	2 687	89 566,7
• Нераспределенная прибыль	–96 086	781 018	Получена прибыль

За истекший год Общество получило выручку от продажи товаров, продукции, работ, услуг (без НДС) в размере 6 077 387 тыс. руб., что на 36,5% больше выручки 1999 года. При общем объеме затрат по основной деятельности 4 091 044 тыс. руб. их прирост за отчетный год составил 32,8%. Таким образом выдерживается принцип опережающего роста доходов над затратами. Рентабельность по прибыли от продаж увеличилась по сравнению с прошлым годом на 4,0% и достигла уровня 48,6%. Показатель рентабельности Общества по чистой прибыли составил 19,1%.


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Относительные показатели эффективности деятельности Общества

Наименование показателей	Един. измер.	1999 факт	2000 факт
• Доходы на линию	тыс. руб.	0,93	1,31
• Прибыль* на линию	тыс. руб.	0,33	0,30
• Прибыль* на работника	тыс. руб.	62,15	57,81
• Количество линий на работника	шт.	188,61	190,81
• Себестоимость единицы продукции	руб. затрат/руб. выручки	0,69	0,67
• Удельный вес ФОТ в выручке	%	16,7	15,2

* Балансовая прибыль без курсовой разницы.

Основные направления финансовой политики

Финансовая политика Общества в 2000 году была направлена на решение следующих задач:

- обеспечение финансирования текущей деятельности Общества,
- обеспечение финансовыми ресурсами капитальных вложений,
- обслуживание кредитов и займов Общества,
- рациональное размещение накапливаемых финансовых ресурсов.

В результате деятельности Общества в 2000 году увеличилась доля собственных средств с 57,7% до 62,2%, структура заемных средств изменилась с перераспределением долгосрочной задолженности в краткосрочную. Такое перераспределение связано с погашением еврозайма банку «Саломон Бразерс АГ» в марте 2001 года. Более 75% заемных средств представляют собой кредиты банков и облигационный займ.

Активы Общества на 89% состоят из основных средств и прочих внеоборотных активов. При этом доля введенных в эксплуатацию основных средств увеличилась на 12%. Соответственно уменьшилась доля оборотных активов в основном за счет краткосрочных финансовых вложений, что связано с направлением денежных средств на погашение кредитов и процентов.

Возможность использования дополнительно привлеченных средств определяется соотношением кредиторской и дебиторской задолженности.

Анализ дебиторской и кредиторской задолженности

Показатели	На 1.01.00	На 1.04	На 1.07	На 1.10	На 1.01.01
1. Дебиторская задолженность, тыс. руб.					
– всего	1 071 292	1 194 738	2 117 914	1 626 942	1 021 000
• Покупатели и заказчики	538 809	666 406	842 810	835 379	459 650
• Векселя к получению	0	0	0	0	0
• Задолженность дочерних и зависим. обществ	120 094	152 611	99 421	142 364	162 646
• Авансы выданные	155 903	66 172	111 154	432 725	243 833
• Прочие дебиторы	256 486	309 549	1 064 529	216 474	154 871
2. Кредиторская задолженность, тыс. руб.					
– всего	1 211 112	1 155 154	1 338 333	1 370 389	998 343
• Поставщики и подрядчики	954 047	812 276	693 535	799 072	593 421
• Задолженность перед дочерн. обществами	2 587	12 975	25 515	55 257	15 130
• по оплате труда	39 472	41 743	38 821	41 263	47 539
• по социальному страхованию	10 063	22 492	20 093	16 114	215
• Задолженность перед бюджетом	33 425	35 433	216 469	175 137	62 587
• Авансы полученные	142 776	170 959	213 110	221 410	196 427
• Прочие кредиторы	28 742	59 276	130 790	62 136	83 024
3. Соотношение дебиторской и кредиторской задолженности, тыс. руб.					
а) непокрытие отвлеченных в дебиторы финансовых ресурсов привлеченными кредиторскими средствами	0	39 584	779 581	256 553	22 657
б) дополнительно используются в хозяйственном обороте	139 820	0	0	0	0
Резерв сомнительных долгов, тыс. руб.	**100 612**	**99 545**	**115 189**	**99 997**	**48 447**

Дебиторская задолженность содержит сумму начисленных доходов за услуги связи в полном объеме. Сумма просроченной дебиторской задолженности, т.е. задолженности длительностью больше месяца, равна 170 млн руб. на начало года и 144 млн руб. на конец.

Работы по взысканию дебиторской задолженности в претензионно-исковом порядке в 2000 году проводились со всеми категориями абонентов: юридическими и физическими лицами.

За истекший год было предъявлено 6 150 требований (претензий и исков) о взыскании задолженности на сумму около 200 млн руб. Сумма удовлетворенных требований составляет свыше 121 млн руб., т.е. 61% от заявленной. Остальные требования находятся в стадии рассмотрения.

По сравнению с 1999 годом количество заявленных требований увеличилось на 60%, а сумма возросла на 21%.


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Особое внимание было уделено работе с исполнительными листами с целью скорейшего получения по ним денежных средств. Исполнительные листы, по которым произведено взыскание, составляют около 65% от общего количества полученных исполнительных листов. Сумма поступивших по исполнительным листам средств составляет свыше 77 млн руб.

Снижение дебиторской задолженности и прирост кредиторской позволил дополнительно использовать в хозяйственном обороте 48 млн руб.

Основным источником собственных средств Общества является нераспределенная прибыль. Получение прибыли после налогообложения в отчетном году связано прежде всего с ростом прибыли от реализации на 44,6% по сравнению с прошлым годом и со снижением внереализационных расходов (на 53,8%), основную составляющую которых занимает курсовая разница.

Анализ показателей прибыли

Показатели	На 01.01.00	На 01.01.01	Изменения	
			в тыс. руб.	в %
Прибыль от реализации продукции	**1 373 205**	**1 986 343**	**613 138**	**44,65**
• Проценты к получению	65 301	30 492	–34 809	–53,31
• Проценты к уплате	432 432	629 418	196 986	45,55
• Доходы от участия в других организациях	46 809	8 680	–38 129	–81,46
• Прочие операционные доходы	1 805 208	2 269 671	464 463	25,73
• Прочие операционные расходы	1 600 761	2 282 465	681 704	42,59
Прибыль от финансово-хозяйственной деятельности	**1 257 330**	**1 383 303**	**125 973**	**10,02**
• Прочие внереализационные доходы	490 384	399 220	–91 164	–18,59
• Прочие внереализационные расходы	1 723 522	794 682	–928 840	–53,89
Балансовая прибыль	**24 192**	**987 841**	**963 649**	**3 983,35**
Чистая прибыль	**–96 086**	**781 018**	**877 104**	**912,83**

Анализ минимально необходимых расходов, не обеспеченных в 2001 году источниками финансирования, приведен в нижеследующей таблице.

Перечень минимально необходимых расходов, не обеспеченных в 2001 году источниками финансирования, тыс. руб.

Показатель расходов	Сумма
• Непокрытый убыток прошлых лет	1 951 597
• Расходы, не подкрепленные финансированием	1 660
• Нераспределенная прибыль текущего года	–781 018
• Итого	1 172 239

Распределение чистой прибыли 2000 г. (прибыль после налогообложения), принятое на Общем собрании, сводится к следующему:

Чистая прибыль	781 018 тыс. руб.
Выплата дивидендов	
• по обыкновенным акциям	54 284 тыс. руб.
• по привилегированным акциям	78 073 тыс. руб.
Покрытие убытков прошлых лет	648 661 тыс. руб.

Поток движения денежных средств в отчетном году устойчиво обеспечивает все виды деятельности Общества. Отличительными особенностями потока денежных средств в 2000 г. являются:

- существенный рост (на 37%) поступлений от текущей деятельности,
- снижение оттока в результате финансовой деятельности (на 32%),
- рост (на 40%) платежей инвестиционного характера.

При этом рост платежей инвестиционного характера обеспечен прежде всего финансовой деятельностью Общества.

Движение денежных средств, тыс. руб.

Показатель	1999 г.	2000 г.
Остаток на начало года	**565 917**	**483 622**
Чистый поток по текущей деятельности	2 873 856	2 714 044
• Поступление по текущей деятельности	6 658 650	9 154 420
• Выбытие по текущей деятельности	–3 784 794	–6 440 376
Чистый поток по финансовой деятельности	–1 903 472	–1 345 914
• Поступление по финансовой деятельности	5 650 262	4 218 012
• Выбытие по финансовой деятельности	–7 553 734	–5 563 926
Чистый поток по инвестиционной деятельности	–1 065 771	–1 454 927
• Поступление по инвестиционной деятельности	361 554	733 562
• Выбытие по инвестиционной деятельности	–1 427 325	–2 188 489
Прирост/ уменьшение денежных средств	–95 387	–86 797
Поступление денежных средств всего	12 670 466	14 105 994
Выбытие денежных средств всего	12 765 853	14 192 791
Остаток на конец года	**470 530**	**396 825**


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Обеспечение текущей и инвестиционной деятельности – главные направления финансовой политики. В отчетном году Общество привлекло всего 757,4 млн руб. и 6,2 млн долл. США кредитов, в том числе 157,4 млн руб. для обеспечения текущей деятельности, остальные кредиты были использованы на капитальные вложения.

Общая сумма погашенных кредитов в отчетном году составила 54,6 млн долл. валютных кредитов и 599,6 млн руб., выраженных в национальной валюте.

Особенностями финансовой политики 2000 г. явились выход на рынок рублевых облигаций и снижение валютных рисков путем снижения доли валютных кредитов в кредиторской задолженности Общества. В первом квартале 2001 года Общество снизило валютную составляющую кредиторской задолженности до минимума.

Инвестиции

Объем и основные источники финансирования капитальных вложений

Общий объем капиталовложений за счет всех источников финансирования составил в отчетном году 3 312 473 тыс. руб., что превышает уровень 1999 г. на 58,9%.

В соответствии с инвестиционной политикой Общества в отчетном году сохранялась тенденция к активному использованию привлеченных средств для финансирования капитальных вложений. Доля привлеченных средств в общей сумме инвестиционных ресурсов составила в 2000 г. 65,9% (2 178 902 тыс. руб.) по сравнению с 58,1% (1 210 472 тыс. руб.) в 1999 г.

Наряду с традиционными для компании формами внешних заимствований — кредитами банков и контрактами с отсрочкой платежей на срок от 1 до 7 лет ведущих производителей телекоммуникационного оборудования — в отчетном году был использован новый для АО МГТС инструмент среднесрочного внешнего инвестиционного финансирования — облигационный заем. В результате выпуска и размещения облигационного займа были привлечены средства в размере 600 000 тыс. руб. (18,1% от общего объема инвестиционных ресурсов).

Основными направлениями использования заемных ресурсов являются приобретение современного высокотехнологичного оборудования для цифровой транспортной сети SDH, строительство новых и расширение действующих ЭАТС, автоматизированных систем управления транспортными сетями и АТС, систем расчетов.

При этом объем собственных ресурсов, направленных на финансирование инвестиционной деятельности, составил 1 133 572 тыс. руб., увеличившись по сравнению с 1999 г. на 29,8%.

В 2001 г. предполагается использование лизинга как одного из основных способов привлечения внешних инвестиций для финансирования капитальных вложений.

Структура источников финансирования капитальных вложений приводится в таблице.

Источники финансирования капитальных вложений (тыс. руб.)

	1998	Доля в общей сумме	1999	Доля в общей сумме	2000	Доля в общей сумме
Собственные средства, всего, в т.ч.:	**567 862**	**39,2%**	**873 566**	**41,9%**	**1 133 572**	**34,2%**
• Амортизационные отчисления	567 862	39,2%	776 089	41,9%	1 133 572	34,2%
• Прибыль	0	0,0%	97 477	0	—	0,0%
Привлеченные средства, всего, в т.ч.:	**880 574**	**60,8%**	**1 210 472**	**58,1%**	**2 178 901**	**65,9%**
• Кредиты банков	774 803	53,5%	389 482	18,7%	141 565	4,3%
• Займы	0	0,0%	0	0,0%	600 000	18,1%
• Прочие	105 771	7,3%	820 990	39,4%	1 437 336	43,4%
Итого	**1 448 436**	**100,0%**	**2 084 038**	**100,0%**	**3 312 473**	**100,0%**

Объем финансирования основных направлений инвестиционной деятельности (тыс. руб.)

Основные направления инвестиционной деятельности	Объем капитальных вложений		
	1998	1999	2000
Инвестиции в основной капитал, всего, в т.ч.:	**1 448 436**	**2 084 038**	**2 440 290**
• Строительство цифровой транспортной сети SDH, строительство новых, расширение и реконструкция действующих АТС	948 863	1 695 036	1 663 919
• Модернизация и реконструкция сооружений и оборудования связи	171 253	98 047	196 593
• Автоматизация управленческих и технологических процессов	173 415	162 782	267 719
• Строительство и реконструкция гражданских сооружений	96 824	81 115	225 023
• Прочие	58 301	47 058	87 036
Долгосрочные финансовые вложения	—	—	872 183
Всего	1 448 436	2 084 038	3 312 473

Структура органов управления АО МГТС

- **Общее собрание акционеров — высший орган управления Общества;**
- **Совет директоров;**
- **Единоличный исполнительный орган — Генеральный директор;**
- **Коллегиальный исполнительный орган — Правление Общества;**
- **Контрольный орган — Ревизионная комиссия.**

Совет директоров

Годовое общее собрание акционеров АО МГТС, состоявшееся 17 июня 2000 года, избрало Совет директоров в количестве 11 человек.

Совет директоров избрал своим председателем **Н.И. Исмаилова**, его заместителем – **А.Ю. Гончарука**, назначил **В.А. Афонина** секретарем Совета.

Проведено 15 заседаний, на которых рассмотрено 83 вопроса, в том числе:

- о приоритетных направлениях деятельности АО МГТС в 2001 году;
- об эффективности использования капитальных вложений;
- о плане действий Правления по усилению кадровой политики и подготовке кадрового резерва;
- о технической готовности введения системы повременного учета стоимости соединений местной телефонной связи;
- об участии в реализации программы развития связи Московского региона до 2007 года;
- о бизнес-плане Общества на 2001 год;
- о работе Правления по внедрению и эксплуатации в МГТС оборудования транспортной сети;
- об организации правовой работы в Обществе;
- о международном размещении акций АО МГТС;
- о перспективах участия Общества в ЗАО «Телмос»;
- об участии Общества в ЗАО «Голден Лайн»;
- о реализации мероприятий по повышению ликвидности и рыночной стоимости акций Общества;
- о прогнозе основных показателей бизнес-плана Общества на 2001–2004 годы;
- о привлечении кредитных ресурсов;
- о деятельности Ревизионной комиссии Общества;
- о мероприятиях по повышению финансово-экономической устойчивости Общества в современных условиях.

На каждом заседании Совет директоров заслушивал информацию о ходе выполнения решений общего Собрания акционеров и собственных постановлений. Ежеквартально рассматривалось выполнение бизнес-плана, состояние дебиторской задолженности, положение дел с погашением кредитов.

Правление

Правление (коллективный исполнительный орган) образовано Советом директоров 31 августа 1999 года в количестве 14 человек, сроком на 2 года.

С июня 2000 года по июнь 2001 года проведено 12 заседаний Правления. Рассмотрено 42 вопроса.

Наряду с обсуждением текущих и перспективных планов, предложений по инвестиционной, тарифной и кадровой политике, утверждением внутренних нормативных актов Общества и заслушиванием отчетов руководителей структурных подразделений о проводимой работе, Правление приняло решения по важнейшим вопросам деятельности сети, входящим в его компетенцию:

- о реализации программы электронизации электромеханических координатных АТС;
- об эффективности использования в сети автоматизированных систем и технологий;
- о внесении изменений и дополнений в Коллективный договор на 1999–2001 годы;
- о перспективах развития таксофонной сети;
- о плане действий по выполнению постановления Совета директоров «О кадровой политике АО МГТС»;
- о дополнительных мерах по удовлетворению заявок граждан и юридических лиц города на установку телефона;
- о создании управления систем передачи данных (УСПД) — отделения АО МГТС;
- о прекращении деятельности редакции газеты «Московский Телефонист» — отделения АО МГТС и передаче функций ее издания ЗАО «Коминфо Консалтинг»;
- о мерах по повышению темпов роста доходов Общества;
- о координации работы по реконструкции связей в действующей сети.

Правление регулярно предварительно рассматривало вопросы, включаемые в повестку дня заседаний Совета директоров Общества.

Ревизионная комиссия АО МГТС

Ревизионная комиссия АО МГТС в отчетный период состояла из 5 человек.

За отчетный период проведено 4 заседания Ревизионной комиссии.

В отчетном периоде Ревизионная комиссия внеплановых проверок финансово-хозяйственной деятельности АО МГТС не проводила, т.к. не было поручения общего собрания акционеров и не было требований акционеров, владеющих более 10% голосующих акций.

Финансовый обзор за 5 лет

Выручка от реализации за пять лет увеличилась в 4,8 раза и на конец 2000 года составила 6 077 млн руб. Средний темп роста составил 136,7%. Основными факторами, влияющими на рост доходов, являются: изменение тарифов, развитие средств связи, расширение номенклатуры и увеличение объемов предоставляемых услуг.

Затраты, обеспечивающие деятельность Общества, за пять лет увеличились в 4,1 раза и за 2000 год составили 4 091 млн руб. Средний темп роста равен 132,7%.

Опережающий темп роста расходов над доходами имел место в 1999 году и был обусловлен применением механизма ускоренной амортизации.

В течение 1996–1997 гг. АО МГТС стабильно получало прибыль. В 1998 году из-за девальвации национальной валюты был получен значительный убыток. Только в 2000 году Обществом преодолены наиболее острые последствия долгового и экономического кризиса, получена прибыль в размере 987 841 тыс. руб.

Валюта баланса за пять лет увеличилась в 2,1 раза и на конец 2000 года составила 16 895 млн руб. В структуре активов баланса внеоборотные активы занимают 89,1%, что отражает специфику телекоммуникационной отрасли.

В структуре источников капитала Общества доминируют собственные средства. Их удельный вес по состоянию на 01.01.01 г. составил 62,2%. В 2000 году преодолена тенденция снижения данного показателя, характерная с начала пятилетки и вызванная привлечением крупных кредитных ресурсов в 1998 году. Рост собственных ресурсов против 1999 года составил 7,8%.

Прирост пассивов АО МГТС за пять лет — 8 840 млн руб., причем на 35% он обеспечен собственными средствами и только на 4,7% долгосрочной задолженностью.

За последние 5 лет поступления денежных средств из года в год наращивали свои темпы. По среднему темпу роста (145,4%) поступление денежных средств опережает темпы роста выручки от реализации (136,7%) и объем собственных финансовых ресурсов (125,3%), что отражает проводимую Обществом политику по мобилизации дополнительных заемных и привлеченных средств. Однако за последний год удельный вес кредитов и займов в сумме поступивших денежных средств снизился с 17,9% в 1999 году до 8,3% в 2000 году, что свидетельствует о наращивании компанией потенциала собственных финансовых ресурсов.

В структуре использования денежных средств снижается удельный вес расходов по текущей деятельности. Одновременно с этим повышается удельный вес расходов, связанных с инвестиционной деятельностью (с 30,6% в 1996 году до 62,2% в 2000 году), что характеризует политику Общества, направленную на дальнейшую активизацию программы капитального строительства.

Отчет о прибылях и убытках (тыс. руб.)

Наименование показателя	На 01.01.97	На 01.01.98	На 01.01.99	На 01.01.00	На 01.01.01
• Выручка (нетто) от реализации товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	2 313 188	2 777 678	3 018 776	4 453 285	6 077 387
• Затраты	1 725 257	1 959 889	2 058 942	3 080 080	4 091 044
Прибыль (убыток) от продаж	**587 931**	**817 789**	**959 834**	**1 373 205**	**1 986 343**
• Проценты к получению	10 634	2 837	97 582	65 301	30 492
• Проценты к уплате	887	15	167 871	432 432	629 418
• Доходы от участия в других организациях	2 300	20 817	53 390	46 809	8 680
• Прочие операционные доходы	69 744	178 388	763 332	1 805 208	2 269 671
• Прочие операционные расходы	167 991	169 103	3 477 640	1 600 761	2 282 465
Прибыль (убыток) от финансово-хозяйственной деятельности	**501 731**	**850 713**	**–1 771 373**	**1 257 330**	**1 383 303**
• Внереализационные доходы	32 743	39 224	134 464	490 384	399 220
• Внереализационные расходы	22 632	84 977	211 031	1 723 522	794 682
Прибыль (убыток) до налогообложения отчетного периода	**511 842**	**804 960**	**–1 847 940**	**24 192**	**987 841**
• Налог на прибыль	165 921	90 788	178	120 628	207 063
• Отвлеченные средства	5 000	6 345	7 066	0	0
• Чрезвычайные доходы	×	×	×	353	2 927
• Чрезвычайные расходы	×	×	×	3	2 687
Нераспределенная прибыль (убыток) отчетного периода	**340 921**	**707 827**	**–1 855 184**	**–96 086**	**781 018**

Отчет о движении денежных средств (тыс.руб.)

Показатели	1996 г.	1997 г.	1998 г.	1999 г.	2000 г.
Остаток денежных средств на начало года	**101 823**	**154 779**	**358 835**	**565 917**	**483 622**
Текущая деятельность					
• Поступило денежных средств	2 698 479	3 645 291	9 837 554	5 757 196	9 154 420
• Направлено денежных средств	2 092 704	3 019 998	16 943 591	3 784 794	6 440 376
• Чистый поток по текущей деятельности	605 775	625 293	–7 106 037	1 972 402	2 714 044
Инвестиционная деятельность					
• Поступило денежных средств	381 912	88 426	6 255 444	1 361 924	733 562
• Направлено денежных средств	949 381	638 804	1 651 243	1 427 325	2 188 489
• Чистый поток по инвестиционной деятельности	–567 469	–550 378	4 604 201	–65 401	–1 454 927
Финансовая деятельность					
• Поступило денежных средств	73 112	570 794	7 291 646	5 551 346	4 218 012
• Направлено денежных средств	58 462	605 983	4 666 783	7 553 734	5 563 927
• Чистый поток по финансовой деятельности	14 650	–35 189	2 624 863	–2 002 388	–1 345 915
Чистый поток денежных средств	**52 956**	**39 726**	**123 027**	**–95 387**	**–86 798**
Остаток денежных средств на конец отчетного периода	**154 779**	**194 505**	**481 862**	**470 530**	**396 824**

Бухгалтерский баланс АО МГТС за 1996–2000 годы* (тыс.руб.)

АКТИВ	На 01.01.97	На 01.01.98	На 01.01.99	На 01.01.00	На 01.01.01
1. Внеоборотные активы					
Нематериальные активы	3 860	15 738	26 281	46 260	134 367
Основные средства	6 863 221	7 957 347	8 134 780	10 427 136	12 482 276
Незавершенное строительство	390 042	466 453	1 932 283	2 702 281	1 490 842
Долгосрочные финансовые вложения	19 752	80 740	145 430	125 822	948 258
Прочие внеоборотные активы	0	0	0	711 484	0
Итого по разделу 1	**7 276 875**	**8 520 278**	**10 238 774**	**14 012 983**	**15 055 743**
2. Оборотные активы					
Запасы	87 384	116 470	164 316	262 975	292 841
Начисленный налог на добавленную стоимость по приобретенным ценностям	30 996	53 090	144 342	294 095	35 760
Дебиторская задолженность	504 461	509 660	771 870	970 680	972 553
Краткосрочные финансовые вложения	76	105 310	582 914	849 780	121 459
Денежные средства	155 368	194 546	481 941	474 921	399 939
Прочие оборотные активы	372	0	11	0	0
Итого по разделу 2	**778 657**	**979 076**	**2 145 394**	**2 852 451**	**1 822 552**
БАЛАНС	**8 055 532**	**9 499 354**	**12 384 168**	**16 865 434**	**16 878 295**

ПАССИВ	На 01.01.97	На 01.01.98	На 01.01.99	На 01.01.00	На 01.01.01
3. Капитал и резервы					
Уставный капитал	1 277	1 277	1 916	1 915 901	1 915 901
Добавочный капитал	7 171 811	8 025 046	8 295 069	8 982 418	9 736 875
Фонды и нераспределенная прибыль	0	124 206	–1 855 184	–1 957 045	–1 142 147
Итого по разделу 3	**7 414 734**	**8 952 307**	**7 352 815**	**9 728 792**	**10 510 629**
4. Долгосрочные пассивы					
Заемные средства	244 574	299 830	4 433 729	5 164 477	651 618
Прочие долгосрочные пассивы	2 009	0	0	0	301 857
Итого по разделу 4	**246 583**	**299 830**	**4 433 729**	**5 164 477**	**953 475**
5. Краткосрочные пассивы					
Заемные средства	40 000	35 760	0	760 146	4 195 555
Кредиторская задолженность	271 185	203 123	597 368	1 211 106	998 343
Расчеты по дивидендам	0	122	256	232	108
Доходы будущих периодов	0	26	0	0	220 177
Прочие краткосрочные обязательства	83 030	8 186	0	681	10
Итого по разделу 5	**394 215**	**247 217**	**597 624**	**1 972 165**	**5 414 193**
БАЛАНС	**8 055 532**	**9 499 354**	**12 384 168**	**16 865 434**	**16 878 295**

* Структура балансов приведена к форме баланса за 2000 год.

Бухгалтерская отчетность за 2000 год (тыс.руб.)

Бухгалтерский баланс

Актив

I. ВНЕОБОРОТНЫЕ АКТИВЫ	Код стр.	На начало года	На конец года
Нематериальные активы (04, 05)	110	46 260	134 367
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	46 260	134 367
организационные расходы	112	–	–
деловая репутация организации	113	–	–
Основные средства (01, 02, 03)	120	10 427 136	12 482 276
земельные участки и объекты природопользования	121	–	–
здания, машины и оборудование	122	7 875 847	8 886 517
другие основные средства	123	2 551 289	3 595 759
Незавершенное строительство (07, 08, 16, 61)	130	2 702 281	1 490 842
Доходные вложения в материальные ценности (03)	135	–	–
имущество для передачи в лизинг	136	–	–
имущество, предоставляемое по договору проката	137	–	–
Долгосрочные финансовые вложения (06, 82)	140	125 822	948 258
инвестиции в дочерние общества	141	8 787	720 225
инвестиции в зависимые общества	142	50 306	50 352
инвестиции в другие организации	143	12 191	13 021
займы, предоставленные организациям на срок более 12 месяцев	144	53 715	153 902
прочие долгосрочные финансовые вложения	145	823	10 758
Прочие внеоборотные активы	150	711 484	–
ИТОГО по разделу I	190	14 012 983	15 055 745

II. ОБОРОТНЫЕ АКТИВЫ	Код стр.	На начало года	На конец года
Запасы	210	262 974	292 841
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	242 292	268 273
В т.ч. сырье, материалы и (10, 16)	211.1	225 383	252 551
МБП (12, 13, 16)	211.2	16 909	15 722
животные на выращивании и откорме (11)	212	–	–
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	6 738	12 309
готовая продукция и товары для перепродажи (16, 40, 41)	214	4 834	1 012
товары отгруженные (45)	215	–	1 434
расходы будущих периодов (31)	216	9 110	9 813
прочие запасы и затраты	217	–	–
Налог на добавленную стоимость по приобретенным ценностям (19)	220	294 095	35 760
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	89 764	103 251
покупатели и заказчики (62, 76, 82)	231	–	–
векселя к получению (62)	232	–	–
задолженность дочерних и зависимых обществ (78)	233	–	–
авансы выданные (61)	234	–	–
прочие дебиторы	235	89 764	103 251
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	880 917	869 302
покупатели и заказчики (62, 76, 82)	241	438 198	411 203
векселя к получению (62)	242	–	–
задолженность дочерних и зависимых обществ (78)	243	120 094	162 646
задолженность участников (учредителей) по взносам в уставный капитал (75)	244	–	–
авансы выданные (61)	245	155 903	243 833
прочие дебиторы	246	166 722	51 620
Краткосрочные финансовые вложения (56, 58, 82)	250	849 780	121 459
займы, предоставленные организациям на срок менее 12 месяцев	251	841 780	–
собственные акции, выкупленные у акционеров	252	–	–
прочие краткосрочные финансовые вложения	253	8 000	121 459
Денежные средства	260	474 921	399 939
касса (50)	261	424	245
расчетные счета (51)	262	159 297	260 533
валютные счета (52)	263	204 900	105 327
прочие денежные средства (55, 56, 57)	264	110 300	33 834
Прочие оборотные активы	270	–	–
ИТОГО по разделу II	**290**	**2 852 451**	**1 822 552**
БАЛАНС (сумма строк 190 + 290)	**300**	**16 865 434**	**16 878 297**

Пассив

III. КАПИТАЛ И РЕЗЕРВЫ	Код стр.	На начало года	На конец года
Уставный капитал (85)	410	1 915 901	1 915 901
Добавочный капитал (87)	420	8 982 418	9 736 875
Резервный капитал (86)	430	–	–
резервы, образованные в соответствии с законодательством	431	–	–
резервы, образованные в соответствии с учредительными документами	432	–	–
Фонд социальной сферы (88)	440	62 831	30 092
Целевые финансирование и поступления (96)	450	719 232	–
Нераспределенная прибыль прошлых лет (88)	460	–	–
Непокрытый убыток прошлых лет (88)	465	(1 951 597)	(1 951 597)
Нераспределенная прибыль отчетного года (88)	470	×	781 018
Непокрытый убыток отчетного года (88)	475	×	–
Расходы отчетного периода, не перекрытые финансированием	476	–	(1 660)
ИТОГО по разделу III	**490**	**9 728 785**	**10 510 629**

IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА

Займы и кредиты (92, 95)	510	5 164 478	651 618
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	5 164 478	651 618
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	–	–
Прочие долгосрочные обязательства	520	–	301 857
ИТОГО по разделу IV	**590**	**5 164 478**	**953 475**

V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА	Код стр.	На начало года	На конец года
Займы и кредиты (90, 94)	610	760 146	4 195 555
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	760 146	3 550 960
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	–	644 595
Кредиторская задолженность	620	1 211 112	998 343
поставщики и подрядчики (60, 76)	621	954 047	593 421
векселя к уплате (60)	622	–	–
задолженность перед дочерними и зависимыми обществами (78)	623	2 587	15 130
задолженность перед персоналом организации (70)	624	39 472	47 539
задолженность перед государственными внебюджетными фондами (69)	625	10 063	215
задолженность перед бюджетом (68)	626	33 425	62 587
авансы полученные (64)	627	142 776	196 427
прочие кредиторы	628	28 742	83 024
Задолженность участникам (учредителям) по выплате доходов (75)	630	233	108
Доходы будущих периодов (83)	640	–	220 177
Резервы предстоящих расходов (89)	650	–	–
Прочие краткосрочные обязательства	660	681	10
ИТОГО по разделу V	690	1 972 172	5 414 193
БАЛАНС (сумма строк 490 + 590 + 690)	**700**	**16 865 434**	**16 878 297**

Отчет о прибылях и убытках (тыс.руб.)

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	6 077 387	4 453 285
в том числе от продажи: услуг связи	011	5 144 589	3 599 188
торговой деятельности	012	2 559	17 974
услуг социальной сферы	013	11 164	8 114
посреднических услуг	014	3 323	2 528
других видов деятельности	015	915 752	825 481
Себестоимость проданных товаров, продукции, работ, услуг	020	(3 282 357)	(2 443 842)
в том числе от продажи: услуг связи	021	(3 042 856)	(2 301 660)
торговой деятельности	022	(2 190)	(17 643)
услуг социальной сферы	023	(34 863)	(25 574)
посреднических услуг	024	(2 525)	(1 698)
других видов деятельности	025	(199 923)	(97 267)
Валовая прибыль	029	2 795 030	2 009 443
Коммерческие расходы	030	(66 483)	(39 861)
Управленческие расходы	040	(742 204)	(596 377)
Прибыль (убыток) от продаж (строки (010–020–030–040))	050	1 986 343	1 373 205
II. Операционные доходы и расходы			
Проценты к получению	060	30 492	65 301
Проценты к уплате	070	(629 418)	(432 432)
Доходы от участия в других организациях	080	8 680	46 809
Прочие операционные доходы	090	2 269 671	1 805 208
Прочие операционные расходы	100	(2 282 465)	(1 600 761)
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	399 220	490 384
Внереализационные расходы	130	(794 682)	(1 723 522)
Прибыль (убыток) до налогообложения (строки 050+060–070+080+090–100+120–130)	140	987 841	24 192
Налог на прибыль и иные аналогичные обязательные платежи	150	(207 063)	(120 628)
Прибыль (убыток) от обычной деятельности	160	780 778	(96 436)
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	2 927	353
Чрезвычайные расходы	180	(2 687)	(3)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160+170–180))	190	781 018	(96 086)

СПРАВОЧНО

Дивиденды, приходящиеся на одну акцию:			
По привилегированным	201	–	–
По обычным	202	–	–
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:			
По привилегированным	203	–	–
По обычным	204	–	–

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный год		За предыдущий год	
		прибыль	убыток	прибыль	убыток
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	618	250	126	16
Прибыль (убыток) прошлых лет	220	19 067	26 991	113 399	23 551
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	945	59	392	74
Курсовые разницы по операциям в иностранной валюте	240	253 142	452 585	288 513	1 536 024
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250	Х	543	Х	–
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	544	1 477	317	1 407
Прочие	270	124 904	312 777	87 637	162 450

Основные положения учетной политики

Основа составления

Бухгалтерский отчет сформирован исходя из действующих в РФ правил бухгалтерского учета и отчетности, в частности Федерального закона «О бухгалтерском учете» и Положения по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденного Министерством финансов РФ.

Оценка активов и обязательств произведена по фактическим затратам на приобретение, за исключением основных средств, стоимость которых приведена с учетом переоценок.

Активы и обязательства в иностранной валюте

При учете хозяйственных операций, совершенных в иностранных валютах, применялся официальный курс рубля, установленный ЦБ РФ, действовавший в день совершения операции. Денежные активы и обязательства, стоимость которых выражена в иностранной валюте, отражены в отчете в суммах, исчисленных на основе официального курса рубля, установленного ЦБ РФ, действовавшего 31 декабря 2000 г. и составившего 28,16 рублей за 1 доллар США.

Курсовые разницы, возникшие в течение года по операциям с активами и обязательствами, а также при пересчете их по состоянию на отчетную дату, отнесены на счет прибылей и убытков.

Краткосрочные и долгосрочные активы и обязательства

В отчетности активы (обязательства) отнесены к краткосрочным, если срок обращения (погашения) их не превышает 12 месяцев после отчетной даты. Все остальные активы и обязательства представлены в отчетности как долгосрочные.

Нематериальные активы

В составе нематериальных активов отражены права пользования компьютерными программами. Амортизация этих активов начислена линейным способом исходя из сроков полезной службы, указанных в соответствующих документах.

В отчетности нематериальные активы показаны по первоначальной стоимости за минусом сумм амортизации, накопленной за все время использования.

Основные средства

По состоянию на 1 января 2000 г. Общество переоценило машины и оборудование по методу восстановительной стоимости и стоимости замещения. Суммы прироста и снижения первоначальной стоимости объектов и накопленной амортизации отнесены на увеличение/уменьшение добавочного капитала.

Амортизация основных средств начислена линейным способом по нормам, установленным Правительством.

По активной части основных средств производственного назначения применяется ускоренная амортизация с коэффициентом ускорения, равным 2.

Инвестиции в акции

Инвестиции в акции приведены по фактическим затратам на приобретение.

Доходы и потери от выбытия инвестиций в акции отражены в отчете о прибылях и убытках в составе операционных доходов и расходов.

Долговые обязательства

Долговые ценные бумаги приведены по стоимости приобретения. Разница между стоимостью приобретения и номинальной стоимостью ценных бумаг списывается равномерно в течение срока обращения их на счет прибылей и убытков.

Материально-производственные запасы

Материально-производственные запасы оценены в сумме фактических затрат на приобретение.

Общество оценивает запасы при отпуске в производство и ином выбытии по их фактическим затратам на приобретение в подразделениях, где нет автоматизации складского учета. В обособленных подразделениях, где автоматизирован складской учет, Общество оценивает запасы при отпуске в производство по средней себестоимости.

Стоимость малоценных и быстроизнашивающихся предметов (инструменты, производственный инвентарь и приспособления) погашается путем начисления амортизации в размере 100 % при передаче их в эксплуатацию.

В составе готовой продукции отражены законченные производством изделия. Готовая продукция оценена по фактической производственной себестоимости.

Незавершенное производство

Незавершенные капитальные вложения отражаются в бухгалтерском балансе по фактическим затратам.

Расходы будущих периодов

Затраты, произведенные Обществом в отчетном году, но относящиеся к следующим отчетным периодам (уплаченные вперед арендная плата, страховые платежи и др.), отражены как расходы будущих периодов. Эти затраты списываются по назначению равномерно, в течение периодов, к которым они относятся.

Задолженность покупателей и заказчиков

Задолженность покупателей и заказчиков определена исходя из цен, установленных договорами между Обществом и покупателями (заказчиками).

Общество ежеквартально создает резерв по сомнительным долгам по основной деятельности, относимый на финансовый результат. Резерв относится к такой дебиторской задолженности, погашение которой сомнительно с точки зрения администрации Общества. К такой дебиторской задолженности относится просроченная в течение более 6 месяцев задолженность юридических лиц, не обеспеченная соответствующими гарантиями. Величина резерва создается по каждому сомнительному долгу.

Нереальная к взысканию задолженность списывалась с баланса по мере признания ее таковой или по истечении срока исковой давности с последующим учетом на забалансовых счетах в течение 5 лет.

Неистребованная дебиторская задолженность относится на финансовый результат, но не участвует в формировании налогооблагаемой базы.

Признание доходов

Выручка от продажи продукции признана по мере отгрузки продукции покупателям (или оказания услуг) и предъявления им расчетных документов. Она отражена в отчетности за минусом налога на добавленную стоимость, налога с продаж.

Добавочный капитал

Источником формирования добавочного капитала являются суммы переоценки основных средств, стоимость безвозмездно полученного имущества, эмиссионный доход, сумма финансового ресурса, обеспечивающего выполненные капитальные вложения.

До 1 января 2000 г. в добавочный капитал зачислялась стоимость активов, безвозмездно полученных Обществом. В связи с изменением правил бухгалтерского учета с 1 января 2000 г. безвозмездные поступления ценностей признаются доходами Общества.

Создание резервов

Общество не создает резервов на проведение ремонта производственных основных фондов. Затраты включаются в себестоимость продукции (работ, услуг) текущего отчетного периода.

Общество не создает резервы предстоящих расходов и платежей.

Сравнительные данные

Сравнительные данные в отчетности за 2000 г. сформированы путем корректировки данных заключительной отчетности за 1999 г. для приведения их в соответствие с изменениями в формах отчетности за 2000 г. В частности, сравнительные данные были скорректированы или дополнены исходя из требований следующих пересмотренных или новых положений по бухгалтерскому учету, вступивших в силу в 2000 г.:

ПБУ 4/99 «Бухгалтерская отчетность организации»
ПБУ 5/98 «Учет материально-производственных запасов»
ПБУ 6/97 «Учет основных средств»
ПБУ 9/99 «Доходы организации»
ПБУ 10/99 «Расходы организации»
ПБУ 11/2000 «Информация об аффилированных лицах»
ПБУ 12/2000 «Информация по сегментам».

Во вступительном балансе 2000 г. отражены результаты переоценки основных средств, проведенной Обществом по состоянию на 1 января 2000 г.

Заключение Аудитора

О бухгалтерской отчетности Открытого акционерного общества «Московская городская телефонная сеть» за 2000 год

Акционерам Открытого акционерного общества «Московская городская телефонная сеть»:

1. Нами проведен аудит прилагаемой бухгалтерской отчетности Открытого акционерного общества «Московская городская телефонная сеть» (в дальнейшем — Общество) за 2000 год. Данная отчетность подготовлена руководством Общества исходя из Федерального закона «О бухгалтерском учете» и Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденного приказом Министерства финансов Российской Федерации от 29 июля 1998 года №34н. Отчетность, подготавливаемая исходя из Закона и этого Положения, существенно отличается от отчетности, составляемой в соответствии с Международными стандартами финансовой отчетности.

2. Ответственность за подготовку данной отчетности несет руководство Общества. Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах данной отчетности на основе проведенного аудита.

3. Мы проводили аудит в соответствии с Временными правилами аудиторской деятельности в Российской Федерации, утвержденными Указом Президента Российской Федерации от 22 декабря 1993 года №2263, Правилами (стандартами), одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации, и Международными стандартами аудита. Согласно этим Правилам и стандартам аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений. Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности. Кроме этого, аудит включал оценку принятой учетной политики и важнейших расчетов, сделанных руководством Общества, а также оценку общего представления бухгалтерской отчетности в целях установления их соответствия нормативным актам Российской Федерации. Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

4. По нашему мнению, прилагаемая к настоящему Заключению бухгалтерская отчетность достоверна, т.е. подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов Общества по состоянию на 31 декабря 2000 года и финансовых результатов его деятельности за 2000 год исходя из Федерального закона «О бухгалтерском учете» и Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденного приказом Министерства финансов Российской Федерации от 29 июля 1998 года №34н.

Закрытое акционерное общество
«ПрайсвотерхаусКуперс Аудит» **28 апреля 2001 г.**

Заключение Ревизионной комиссии

по итогам финансово-хозяйственной деятельности
ОАО «Московская городская телефонная сеть» за 2000 год

Ревизионной комиссией ОАО «Московская городская телефонная сеть» (АО МГТС) была проведена ревизия с целью подтверждения финансовой отчетности АО МГТС за 2000 год.

Ревизия проводилась выборочным методом. Для определения выборки были оценены принципы формирования отчетности, проведена оценка системы внутреннего контроля.

Ревизионной комиссией не были обнаружены факты, позволяющие считать, что финансовая отчетность общества является недостоверной.

Ревизионная комиссия выражает мнение о том, что финансовая отчетность АО МГТС достоверно отражает финансовое положение АО МГТС по состоянию на 1 января 2001 года, соответствующие финансовые результаты, движение денежных средств и акционерного капитала за 2000 год.

Подписано всеми членами Комиссии

Дочерние и зависимые общества

В настоящий момент АО МГТС является учредителем 26 предприятий, из которых 13 предоставляют телекоммуникационные услуги по международным стандартам с использованием новых технологий с участием иностранных и российских фирм. Общая сумма инвестиций в Уставные капиталы предприятий с участием АО МГТС на 01.01.2001 составила по номиналу 338 612,1 тыс. рублей, причем балансовая стоимость пакетов акций на 01.01.2001 равна 782 727 тыс. руб.

Список предприятий, в которых АО МГТС является акционером/участником, приведен в таблице.

Участие Общества в других предприятиях (на 01.01.2001 года)

Наименование предприятия	Тип акций	Кол-во акций	Номинал (RUR)	Сумма (RUR) по номиналу	Сумма (RUR), баланс. ст-ть	% участия
ЗАО АМТ	обыкн. имен.	10	2 050	20 500	8 728 764	100
ЗАО ВОЛС	обыкн. имен.	100	1	100	100	10
ЗАО «Петродвор»	обыкн. имен.	282 118	1 000	282 118 000	711 496 583,5	100
ЗАО Компания «МТУ-Информ»	обыкн. имен.	220	10	2 200	2 200	22
ЗАО НТЦ «Комсет»	обыкн.(простые)	3 547	10	35 470	35 470	11,09
ЗАО МТТ	обыкн. имен.	150 000	1	150 000	160 592	15
	привилег. имен.	10 592	1	10 592		6
ОАО МСС	обыкн. имен.	23 500	10	235 000	293 750	23,5
	привилег. имен.	5 875	10	58 750		23,5
ЗАО МТК-ТРАНК	обыкн. имен.	244	50	12 200	12 200	10
АКБ Промстройбанк	обыкн. имен.	2 742	2	5 484	5 484	0,055
ЗАО ПТТ-Телепорт Москва	обыкн. имен.	9 650	1,8	17 370	57 816	51
ЗАО СЕТЬ ГЛОБАЛ ОДИН	обыкн. имен.	151	1	151	151	6,74
ЗАО СИнС	обыкн. имен.	190	320	60 800	60 800	19
ЗАО «Центр ТС»	обыкн. имен.	380	10	3 800	3 800	50
ЗАО «ЭКСПО-ТЕЛЕКОМ»	обыкн. имен.	10	3 500	35 000	35 000	5,56
ЗАО «РадиоПэйдж»	обыкн. имен.	400	100	40 000	40 000	40
ЗАО «Московский телепорт»	обыкн. имен.	40	5	200	200	10
АКБ «ЛИНК-банк»	обыкн. имен.	135 300	10	1 353 000	1 353 000	20,82
ЗАО КОМСТАР	обыкн. имен.	500	23 020	11 510 500	11 510 000	50
ЗАО «Голден Лайн»	обыкн. имен.	5 000 000	5	25 000 000	25 000 000	50
ЗАО «Телмос»	обыкн. имен.	6 148	2 000	12 296 000	12 296 000	40
АКБ «МБРР»	обыкн. имен.	9 600	500	4 800 000	10 560 000	2,39
ЗАО «Сити-Телеком»	обыкн. имен.	500	10	5 000	5 000	5
ОАО «Реестр»	обыкн. имен.	16 200	10	162 000	162 000	11,8
ОАО «МС-Тел»	обыкн. имен.	500	100	50 000	50 000	50
ЗАО «Медиател»	обыкн. имен.	43	10 000	430 000	430 000	35,83
ООО «Медиком-33»	доли	1		200 000	000	19

Финансовая статистика

Наименование показателя	01.01.97	01.01.98	01.01.99	01.01.00	01.01.01
1) Анализ ликвидности и платежеспособности					
Коэффициент текущей ликвидности текущий актив / текущие пассивы	1,975	3,960	3,590	1,446	0,322
Коэффициент абсолютной ликвидности * денежная наличность / текущие пассивы	0,394	1,213	1,782	0,672	0,091
2) Анализ доходности					
Рентабельность продаж чистая прибыль / объем продаж (выручка)	0,147	0,255	получен убыток	получен убыток	0,129
Рентабельность активов чистая прибыль / активы	0,042	0,075	получен убыток	получен убыток	0,046
Доход на одну привилегированную акцию чистая прибыль / количество привилегированных акций	1,068	2,217	получен убыток	получен убыток	0,049
Доход на одну обыкновенную акцию чистая прибыль / количество обыкновенных акций	0,356	0,739	получен убыток	получен убыток	0,010
3) Анализ эффективности использования активов					
Оборачиваемость активов объем продаж (выручка) / активы	0,287	0,292	0,212	0,264	0,360
Оборачиваемость оборотных активов объем продаж (выручка) / оборотные активы	2,971	2,837	1,407	1,561	3,304
Оборачиваемость дебиторской задолженности объем продаж (выручка) / дебиторская задолженность	4,585	5,450	3,911	4,588	6,143
Коллекционный период (дебиторская задолженность / объем продаж (выручка)) * 360	78,51	66,05	92,05	78,47	58,61
Оборачиваемость кредиторской задолженности себестоимость / кредиторская задолженность	6,362	9,649	3,447	2,543	3,106
Период платежей (кредиторская задолженность / себестоимость) * 360	56,59	37,31	104,45	141,55	115,90

4) Анализ структуры капитала					
Коэффициент долговой нагрузки долгосрочная задолженность / (долгосрочная задолженность+ акционерный капитал)	0,032	0,032	0,325	0,347	0,060
Коэффициент покрытия процента ** (валовая прибыль без процентов+ амортизация) / процент	1 013,1	80 374,2	получен убыток	0,851	2,370
Стоимость капитала (дивиденды + проценты к уплате по долгосрочным обязательствам) / валюта баланса	0,006	0,009	0,018	0,045	0,067
5) Анализ рыночной стоимости, %					
Текущая доходность акций дивиденды / рыночная цена капитала	1,0	0,9	0,013	0,014	0,619
Текущая доходность 1 обыкновенной акции доход на 1 об. акцию / цена 1 обыкновенной акции	0,26	0,36	–	–	–
Текущая доходность 1 привилегированной акции доход на 1 пр. акцию / цена 1 привилегированной акции	4,6	4,1	0,1	0,3	14,5
Цена к доходу по обыкновенной акции P/E = рыночная цена / доход на 1 обыкновенную акцию	379,8	281,4	–	–	–
Цена к доходу по привилегированной акции P/E = рыночная цена / доход на 1 привилегированную акцию	21,7	24,1	1 073,8	347,1	6,9

* Показатель «денежная наличность» включает краткосрочные финансовые вложения.

** Без учета капитализированных процентов.

Информация для акционеров

Данные об уставном капитале Общества

На дату закрытия реестра:

Уставный капитал — 1 915 901 000 рублей.

Количество размещенных акций — 95 795 050 штук, в том числе:

обыкновенные именные акции — 79 829 200 штук,

привилегированные именные акции — 15 965 850 штук.

Номинальная стоимость одной акции — 20 рублей.

Акционеры Общества

Общее количество акционеров, имеющих право участвовать в годовом общем собрании акционеров, — 9 942.

Акционеры Общества, которые владеют не менее чем 5% голосующих акций эмитента:

1. Открытое акционерное общество «Инвестиционная компания связи» (ОАО «Связьинвест») – 28% голосов.

Доля участия в уставном капитале АО МГТС – 23,3%.

Список акционеров ОАО «Связьинвест», владеющих не менее чем 20% уставного капитала ОАО «Связьинвест»:

Полное наименование акционера	Место нахождения	Доля акционера в уставном капитале ОАО «Связьинвест»
Министерство государственного имущества Российской Федерации	Россия, г. Москва	50% + 1 акция
MUSTCOM LIMITED	Nicosia, Cyprus	25% + 1 акция
Российский фонд федерального имущества	Россия, г. Москва	25% – 2 акции

2. Открытое акционерное общество «МКНТ и компания» – 51,48% голосов.

Доля участия в уставном капитале эмитента – 42,9%.

Список акционеров ОАО «МКНТ и компания», владеющих не менее чем 20% уставного капитала ОАО «МКНТ и компания»:

Акционерное общество открытого типа «Акционерная финансовая корпорация «Система».

Доля в уставном капитале ОАО «МКНТ и компания»: 99,85%.

Информация о годовом общем собрании акционеров

Собрание состоялось 16 июня 2001 года в помещении театра «Школа современной пьесы» по адресу: г. Москва, Петровский бульвар, дом 14. Право на участие в собрании имели акционеры, зарегистрированные в реестре акционеров на 23 апреля 2001 года.

В собрании приняло участие 315 акционеров и их полномочных представителей, обладающих в совокупности голосами в количестве 74 652 875, что составляет 93,51 % от общего числа голосов, предоставленных размещенными голосующими акциями Общества, принятыми к определению кворума. Таким образом, кворум имелся, собрание было признано правомочным.

Повестка дня собрания:

1. Утверждение годового отчета, бухгалтерского баланса, счета прибылей и убытков, распределение прибылей и убытков за 2000 год и планируемое распределение прибылей и убытков на 2001 год.
2. Определение размера, формы, срока и порядка выплаты дивидендов за 2000 год по акциям каждой категории.
3. Определение количественного состава Совета директоров Общества. Избрание членов Совета директоров Общества.
4. Избрание членов Ревизионной комиссии Общества.
5. Утверждение Аудитора Общества на 2001 год.
6. Утверждение Положения о Ревизионной комиссии Общества в новой редакции.
7. Внесение изменений и дополнений в Положение о Совете директоров Общества.
8. Внесение изменений и дополнений в Устав Общества.

Собранием избран Совет директоров Общества в количестве 12 человек в следующем составе:

Члены Совета директоров	Кем выдвинут
1. Гончарук Александр Юрьевич	ОАО «МКНТ и Ко»
2. Дегтярев Вадим Сергеевич	Группа миноритарных акционеров*
3. Исмаилов Наиль Исмаилович	ОАО «МКНТ и Ко»
4. Лагутин Владимир Сергеевич	ОАО «МКНТ и Ко»
5. Лопатин Александр Владимирович	ОАО «Связьинвест»
6. Новицкий Евгений Григорьевич	ОАО «МКНТ и Ко»
7. Осипчук Антон Игоревич	ОАО «Связьинвест»
8. Рабовский Семен Владимирович	ОАО «МКНТ и Ко»
9. Рагозина Ирина Михайловна	ОАО «Связьинвест»
10. Ромский Георгий Алексеевич	ОАО «Связьинвест»
11. Сидоров Василий Васильевич	ОАО «МКНТ и Ко»
12. Яшин Валерий Николаевич	ОАО «Связьинвест»

Ревизионная комиссия Общества избрана в количестве 5 человек в следующем составе:

Члены Ревизионной комиссии	Кем выдвинут
1. Авдиянц Станислав Петросович	ОАО «Связьинвест»
2. Бекян Елена Владимировна	ОАО «МКНТ и Ко»
3. Кржечевская Светлана Георгиевна	ОАО «МКНТ и Ко»
4. Кушаков Сергей Николаевич	ОАО «МКНТ и Ко»
5. Милованцев Дмитрий Александрович	ОАО «Связьинвест»

Внешним аудитором Общества на 2001 год утверждено Закрытое акционерное общество «Делойт и Туш СНГ».

Дивидендная политика Общества по итогам 2000 года была определена общим собранием следующим образом:

«Выплатить дивиденды за 2000 год по обыкновенным акциям в размере 68 копеек на одну акцию.

Выплату произвести денежными средствами в период с 03 сентября 2001 года по 31 декабря 2001 года».

«Выплатить дивиденды за 2000 год по привилегированным акциям в размере 4 рубля 89 копеек на одну акцию.

Выплату произвести денежными средствами в период с 03 сентября 2001 года по 31 декабря 2001 года».

---

* Список миноритарных акционеров, выдвинувших г-на Дегтярева, — Robur Asset Management, Brunswick Russian Capital Appreciation Fund Ltd., Russian Growth Fund Ltd., Cheyne Walk Trust, Ronald Family Trust B, Humboldt Syrvices Limited, Pictel & CIE.

2000

Annual Report for 2000

Open
Joint Stock
Company
Moscow
City
Telephone
Network

Moscow, 2001



Letter to the Shareholders

To Our Shareholders:

Last year — the final year of the Second Millennium — was for all of us a year of productive efforts and professional challenges, a year of hard-won successes and embarking on exciting new projects, and, finally, a year of hope. Our hard work and accomplishments made it possible for the Company to post a profit for the first time since 1997. Our net earnings of RUR 781 million represents future payoffs of well-deserved dividends on both preferred and common shares, as well as the first step following the crisis towards securing sources of financing for capital investments, which will be vital in ensuring that we keep up the necessary pace for reconstructing and developing the city telephone network.

In 2000, the Company maintained its dominant position in the market for fixed-line telecommunications services, despite an expansion in the operations of alternative operators, which have been particularly active in Moscow's business sector. Of all new telephone units installed in the capital city, 85.7% were JSC MGTS telephones. And, in the residential sector, this figure was even higher at an impressive 99.8%. Annual growth amounted to 61,732 new subscribers, while the installed capacity reached 4.2 million numbers.

Today, Moscow City Telephone Network (MGTS) is one of the largest major urban monopoly telecommunications operators in Russia and the world.

The Company's management has been intensely focused on finding solutions to current challenges, such as ensuring the quality of the services we provide, improving customer service for network subscribers, and devising ways for commercial collaboration with alternative telecom operators, as well as on achieving our long-term goals, including the reconstruction and

development of the network, and proving cutting-edge telecommunications solutions to our customers.

The Company's day-to-day and long-term investment activities are carried out by a highly-qualified staff of 21,000 employees, working in 12 operating divisions (telephone switching centres), 10 support units and 4 service subdivisions, who are prepared to provide, under any conditions, the superior level of telecommunications service that Russia's capital city demands.

The experience of our employees, in combination with our commitment to ongoing skills enhancement for our staff in the training facilities of the world's leading manufacturers of telecommunications equipment, allow us to continuously keep pace with the latest technical innovations as soon as they appear in the rapidly developing telecommunications industry.

The reporting year was, in many respects, a decisive year in the area of technical development. First of all, we should mention the completion of construction work on a fiber-optic transport network, which has made it possible to carry out a comprehensive technical reconstruction of the network overall, as well as to commission new automatic telephone exchanges and expand existing ones (the newly-commissioned capacity amounted to 100,614 new numbers, including 72,384 numbers at electronic telephone exchanges), and reconstruct our payphone network and improve its management (as of January 1, 2001, 24,511 payphones had been installed, including 8,399 card phones and coin-card phones). In 2000, construction began on a broadband data transfer network, which will lay the basis for providing so-called non-traditional telecommunications services, in particular high-speed Internet access. Among the Company's most promising plans are a project to create an abbreviated numbering network and the introduction of a new code for Moscow's digital network.

The Company's business performance indicators, achieved in the current year (the sales profit margin amounted to 48.6%), have allowed us to develop business plans for carrying out current and long-term projects, based on both our own internal financial resources and funds attracted from outside sources. The volume of external financing, including bank credits, that was attracted under investment contracts providing for deferred payments unequivocally testifies to the trust that investors have placed in the Company. Further evidence of this is the increase in the Company's credit rating by leading rating agency Standard & Poor's.

For the fourth year in succession, the Company prepared its accounting and financial reports according to both Russian Accounting Principles (RAP) and International Accounting Standards (IAS). Moreover, the auditor's opinions subsequently submitted on these reports contained no reservations, which amply confirms the stability of corporate management.

Informational transparency, disclosure of material data, consistently cooperative relations with investors and shareholders, maintenance of an impeccable credit history – this is just a partial list of the fundamental principles that our Company faithfully adheres to in conducting its operations in the marketplace.

While uniting the efforts of our staff and drawing on the support of our shareholders, MGTS management, from middle managers to top executives, consistently takes a creative approach to the goals and tasks we have set for ourselves, each year achieving noteworthy success in moving our Company forward into the new Millennium.

Sincerely,

General Director [signature] *Vladimir S. Lagutin*

Major Events and Operational Results

- The balance profit before taxation amounted to R'000 **987,841** against R'000 **24,192** in 1999.
- The amount of investments exceeded RUR **2.5 billion.**
- During the year new telephone exchanges were commissioned in new district communities – Southern Butovo, Mitino, Novo-Kosino and Maryinsky Park.
- The total annual growth of the network installed capacity amounted to **57,814** telephone lines, around **100,000** new telephone numbers were installed for Muscovites.
- The total number of the network telephone lines (numbers) reached **4,195,000**.
- The installation of **10** transit switching nodes and **SDH** high-speed transport network has been completed.
- During the year **604** coin-card payphones were installed in the network and their total number has reached **8,399**.
- JSC MGTS maintains **414** buildings and constructions with the total square of 1,109,480 square meters.
- JSC MGTS leases **229** plots of land with the total square of **106.55** hectares for its technological projects.

Dynamics of JSC MGTS

Major Financial and Operating Results for 1996–2000


3,753,503
3,798,097
3,830,404
3,888,037
3,949,769
1996
1997
1998
1999
2000
units

Number of main telephone units


2,313,188
2,777,678
3,018,776
4,453,285
6,077,387
1,725,257
1,959,889
2,058,942
3,080,080
4,091,044
1996
1997
1998
1999
2000
R'000

Gain and expenses


587,931
817,789
959,834
1,373,205
1,986,343
1996
1997
1998
1999
2000
R'000

Sales profit


511,842
804,960
-1,847,940
24,192
987,841
1996
1997
1998
1999
2000
R'000

JSC MGTS profit/(loss) dynamics


675,088
1,016,216
1,448,436
2,084,038
3,312,473
1996
1997
1998
1999
2000
R'000

Amount of investments

Open Joint Stock Company "Moscow City Telephone Network"

Open Joint Stock Company "Moscow City Telephone Network" (JSC MGTS) – the major telecom operator in Moscow, the capital of the Russian Federation. JSC MGTS provides local telephone services, inquiry and information services as well as long-distance and international telephone services using the payphone network to Muscovites, government authorities and management bodies, municipal enterprises and organisations.

The Company owns the municipal telecommunication infrastructure, consisting of technological buildings and underground constructions and provides other operators with an access to its resources and to the public telecommunication network on a contractual basis.

The date of JSC MGTS establishment is 1 (13) July 1882 – the day of commissioning of the first telephone switch for 800 telephone lines in Moscow. Presently, JSC MGTS has **578** automatic telephone exchanges with approximately **4,200,000** telephone lines, 90,000 km cable network, about **25,000** payphones. JSC MGTS inquiry and information centre provides annually about **49 million** references. **Over 50** telephone lines accounts for 100 Muscovites, i.e. three times higher than the average similar criterion for the country.

The total number of JSC MGTS shareholders was 9,942 at the close of the shareholders register, 23.04.01.

The number of shareholders who are the owners of voting shares entitled to participate in the annual general shareholders meeting is **1,483**, including:

physical persons 1,431,
legal entities 52.

The average staff number of the Company amounted to 20,538 people in 2000.

The Closed Joint Stock Company "PricewaterhouseCoopers" was appointed as the Company's Auditor for the year 2000.

An independent registrar "Reestr-Sviaz", a branch of the open joint stock company called "Reestr", maintains the register of JSC MGTS shareholders.

JSC MGTS in the Moscow Local Telecom Market in 1998–2000

The Moscow local telecom market is represented by JSC MGTS and a number of alternative telecom operators, among which the largest are Comstar, Telmos, Sovintel, MTU-Inform and Combellga that are very dynamic in the local telecom market and compete with JSC MGTS.

	Revenues						Average annual rate of growth/decline, %	
	1998		1999		2000			
	mln rbl.	mln $	mln rbl.	mln $	mln rbl.	mln $	denominated in rbl.	$ equivalent
• Local telecom services	3,342	335	5,946	243	8,228	294	156.9	93.6
• Growth/decline, %	—	—	177.9	72.4	138.4	121.1		
• JSC MGTS	2,610	257	3,599	147	5,145	184	140.4	84.5
• Growth/decline, %	—	—	137.9	57.1	142.9	125.1		
• JSC MGTS share, %	78.1		60.5		62.5			

Despite the activity of alternative telecom operators, JSC MGTS share in revenues of local telecom operators is maintained at a high level (62.5%).



1998
1999
2000

JSC MGTS share in revenues in the Moscow local telecom market in 1998–2000

According to Moscow Statistics Committee, JSC "Sviazinvest" and data of alternative telecom operators, in 2000 the number of main telephone units installed in the networks of JSC MGTS and Moscow alternative telecom operators – JSC MGTS competitors – amounted to over 4.6 mln.

The largest share of main telephone units (OTA) installed in Moscow belongs to JSC MGTS and amounts to 85.7% (or 3.95 mln) of their total number.



Altern. operatots
14.3%
JSC MGTS
Combellga - 3.4%
Telmos - 6.0%
Comstar - 9.5%
Sovintel - 10.3%
MTU-Inform - 19.8%
Others - 51%

Main telephone station structure in Moscow in 2000

In 2000, the major number of main telephone units installed in the networks of JSC MGTS and alternative telecom operators belonged to residents – about 70.6%, the cumulative share of alternative telecom operators in section "residents" amounts to 0.2%.

There is a tense competition between JSC MGTS and alternative telecom operators in the capital business sector, where only 29.4% of the total number of main telephone units have been installed. During 1999 1.3 mln main telephone units were installed in the business sector of Moscow, out of which 54.8% belonged to JSC MGTS. According to reporting data for 2000, the number of main telephone units in the capital business sector increased by 7.6%. Meanwhile, it should be noted that a most dynamic increase accounts for alternative telecom operators: by 15% against 1999.

The number of main telephone units in the Moscow business sector belonging to JSC MGTS increased by 1.7% in 2000.

During 2000 JSC MGTS maintained its dominant position in the Moscow local telecom market.

JSC MGTS Financial and Economic Activities in 2000

Development and Condition of Communications Facilities

There are 578 telephone exchanges in the network with the total number of 4,194,773 telephone lines.

The number of the network subscribers (main telephone units) as of 01.01.01 amounted to 3,949,769, the annual growth was 61,732 subscribers.

The major part of main telephone units growth took place in the residential sector (81.1%): spare numbered capacity was put into operation, switched capacity was re-equipped into numbered capacity, linear-cable installations were expanded and subscribers were re-switched to numbered capacity of other exchanges, new telephone exchanges were put into operation in Mitino, Maryinsky Park and Novo-Kosino.

Production capacity and network development

Description	As at 01.01.00	As at 01.01.01
• Installed capacity, telephone numbers, including:	4,136,959	4,194,773
electronic exchanges, telephone numbers	507,312	579,696
• Utilised capacity, telephone numbers	3,951,160	4,007,384
• Exchange numbered capacity use ratio, %	95.5	95.5
• Numbered capacity installation per calendar year, tel. numbers	97,232	100,614
• Number of telephone sets per 100 residents, pieces (population is permanent)	50.6	51.0

During 2000 JSC MGTS satisfied the demand for telephone installations in the number of 96,563 applications. The Company installed 98,634 main telephone lines. The number of unsatisfied applications in 2000 decreased by 5,199 applications compared to 1999 and amounted to 90,139 applications. The decrease of unsatisfied applications covered all categories of subscribers. 77,874 applications remained unsatisfied in the residential sector and 12,265 in respect of legal entities.

The structure of groups of subscribers in the past year has not changed. The share of residential subscribers in 2000 was 82.3%, business sector – 17.7%. The share of commercial sector, i.e. organisations that are not financed from relevant budgets is 11.8% of the total number of subscribers. The share of budget organisations is 5.9%.

The inquiry and information centre of JSC MGTS rendered approximately 49 mln services in 2000, at that 77.3% applications accounts for free information service.

The Company technological policy focused on the modernisation and reconstruction of the payphone network resulted in the fact that for the year under review the number of multifunctional payphones increased from 17 up to 1,678 units, the number of municipal payphones decreased by 1,280 due to the disposal of loss-making and non-profitable token-operated payphones and amounted to 22,833 units. The total number of payphones as of 01.01.01 was 24,511 against 24,130 units as of 01.01.00.

Quality of Telecom Services

Simultaneously with the extensive development of the telephone network JSC MGTS has been intensely focused on improving the quality of the network operation. In 2000, the Company continued its work on the reconstruction and modernisation of equipment, its repair works using new technologies and materials allowing preventing emergencies. It made possible for the Company to improve the quality of telecom facilities operation by all criteria compared to the previous year. Thus, the number of applications per 100 telephone sets decreased by 7.2 applications compared to the previous year and amounted to 92.9 applications. The percentage of failures eliminated within the check time period amounted to 97.0%, i.e. 0.3% higher than in the previous year.

Tariff Policy

In 2000, the JSC MGTS tariff policy was focused on strengthening the Company economic and financial stability, as well as on a gradual decrease of cross subsidising of some services and groups of customers.

Starting from 1 January 2000 the monthly subscriber's fee for Moscow residents was increased from 30 to 50 roubles.

Starting from 1 February 2001 the subscriber's fee for the usage of a subscriber's device for residents was approved in the amount of 60 roubles per month, for organisations financed from relevant budgets – 75 roubles per month. In addition, for these groups of customers the time rate was increased from 11 kopecks to 14 kopecks.

The table shows the actual service cost of one network telephone line at the end of 2000.

The service cost of one telephone line

	Cost, rbl.
• Residential telephone lines	59.86
• Office telephone lines	96.28
• Average per one telephone line	66.20

Tariffs for telephone services rendered by JSC MGTS as at the end of 2000 is shown in the table.

Tariffs for local telephone services rendered by JSC MGTS at the end of 2000

Description	Tariff, rbl.	Commencement date
I. Provision of local telephone connection (call):		
1. Under the telephone service payment system of subscriber's fee:		
Payment for the telephone line provision irrespective of its type for permanent use (per month):		
• Residential sector*	50.0	1.01.2000
• Budget organisations	55.0	1.04.97
• Commercial sector	165.0	1.05.99
2. Time rate payment system for telephone services:		
2.1. Payment for the telephone line provision irrespective of its type for permanent use (per month):		
• Budget organisations	55.0	1.04.97
• Commercial sector	165.0	1.05.99
2.2. Payment for the provision of local telephone connection depending on its actual duration in rating units (per minute of effective telephone calls made by a subscriber during a month above the established limit**)		
• Budget organisations	0.11	1.04.97
• Commercial sector	0.40	1.05.99
II. Provision of access to the local telephone network		
• Residential sector (regular/extra)*	1000/3300	1.04.97/1.05.99
• Budget organisations	3300	1.05.99
• Commercial sector	6600	1.05.99
III. Occasional call from a token-operated payphone		
	5.00	1.08.2000

* Including VAT.

** Within the time rate system there is a limit of telephone calls with the duration of 613 minutes per month covered by a subscriber's fee.

The 2000 effective subscriber's fee rate for the most representative group of customers – residents (50 rbl.) covered the service cost of one telephone line of the same group only by 69.6%. The cross-subsidising burden falls on subscribers of the commercial sector.

The Company short-term priorities in the tariff policy are the following:

- to bring the tariffs for loss-making services for residents in line with their cost;
- to set up the limit rates for the access provision for two groups of customers: residents and organisations;
- to set up uniform rates on subscriber's fee for the usage of subscriber's devices for organisations.

Allowances for Telecom Services

JSC MGTS subsidises from its own funds certain social groups of subscribers in accordance with benefits granted to them under the legislation in force. The amount of compensations in 2000 was RUR 361.1 million. At the same time, JSC MGTS cost recovery has started in this area. The amount of funds allocated from the Federal budget amounted to RUR 2.3 million in 2000.

Technological Policy and Future Development

The Company technological policy as in the past was focused on the drastic renovation of the network on the basis of cutting-edge technologies that was carried out in accordance with the program approved at the 2000 General Shareholders Meeting, that covered the following lines of business:

- Completion of the construction work on the fiber-optic transport network.
- Construction of new telephone exchanges and expansion and reconstruction of the existing ones.
- Payphone network reconstruction and payphone network management system improvement.
- Construction of the public wideband data transmission network (PDTN).
- SCN (special communication nodes) reconstruction and creation of the abbreviated numbering network.
- Switchover of 7-million dialling zone subscribers to the digital network.
- Introduction of a new code ABC="499" for Moscow.
- Implementation of a complex program of production processes automation on the basis of "Telesis" system introduction.

The year 2000 was a decisive one in the construction, testing and commissioning of the fiber-optic transport network. Altogether 11 loops of the upper level and 38 loops of the lower level have been constructed.

There have been installed, assembled and lined up 43 SDM-16 multiplexes on the loops of the upper level and 238 SDM-4 multiplexes — on the loops of the lower level. There have been installed, assembled and lined up 10 powerful switching transit nodes, type AXE-10. To ensure the interface of the existing analogue network with the digital SDH network there have been installed, assembled and lined up 4,150 digital conversion facilities made by STROM Telecom. There have been arranged the connection of 22,652 x 2 Mbit/s streams for all 10 transit nodes. In the course of the transport network design and construction a professional team of experts on the modern network operation have been trained and the digital network management centre has been set up and made operational. A corporate packet switching network has been set up and put into operation to ensure an efficient digital network management.

The major challenge for 2001 and the forthcoming years shall be gradual transport network mastering to start the reconstruction of the existing one and to develop new networks and services.

In the year under review JSC MGTS continued its work on the reconstruction and commissioning of installed capacity of new telephone exchanges.

In 2000, considerable work on external plants was carried out in the course of the construction of new telephone exchanges of the digital network.

JSC MGTS program for 2001 provides for the total commissioning of numbered capacity in the amount of 123,150 NN and 6,000 CD. It will make possible for the Company to solve in future the problem of telephone installations in certain districts.

In the last years JSC MGTS has conducted large-scale work on reconstructing the payphone network and improving its management. The purpose of the reconstruction is to modernise our payphones, to create a new linkage pattern, to use APUS capabilities, to develop roaming and to modernise the booth stock. As of 01.01.2001, 24,511 payphones were installed in the network.

One of the cutting-edge areas of the network development is the establishment of the broadband network to provide new services to subscribers and commercial structures. It has become possible thanks to the appearance of new technologies like ADSL allowing high-speed data transmission by copper pairs preserving the voice-frequency channel. The service provision has started after the testing completion in May 2000.

The conducted works served as a basis for the public data transmission network project development.

In 2001, it is planned to construct the primary trunk system of the network and 160 trunk access nodes. The construction of the broadband public data transmission network is a commercial project of JSC MGTS intended to satisfy the demand of the customers in the construction of private networks as well as to provide a high-speed Internet access.

In 2000, the Company developed the project of special communication nodes reconstruction focused on a complete replacement of outdated electromechanical nodes by two digital ones SCN-I and SCN-II. The reconstructed special communication nodes will ensure not only the operation of special services 01, 02, 03, 04, etc., but also will make it possible to set up the abbreviated numbering network with the formation of serial numbers that will be allocated to large commercial organisations or telecom operators for business organisation.

The access of MGTS subscribers and other operators to these nodes will be provided via transit nodes of the transport network.

One of the most challenging objectives to be solved in 2001 is the switchover of the 7-million zone subscribers to the digital network together with commissioning the transport network. The commissioning of new construction projects is linked with JSC MGTS new linkage pattern. The barest necessity of this work is driven by the fact that many alternative telecom operators are connected to these 7-million zone and JSC MGTS places the task of improving the quality of communications for this group of customers.

In accordance with "Principles of the telephone network development in Moscow in the near-term and long-term perspective" approved by the Ministry of telecommunications of the Russian Federation in 1999, an additional code ABC="499" was allocated for the Moscow digital telephone network. In light of the digital network commissioning JSC MGTS faces the challenge of activating this code in 2001 that will allow to ensure JSC MGTS further development.

One of the most important and promising tasks in view of the network management is the creation, development and operation of the corporate data transmission network. The complexity of this work lies in the assimilation of the cutting-edge telecommunication technologies and software, organisational structure and the necessity of cooperation of all JSC MGTS leading divisions.

In 2000 the Company developed the Complex Program for automation of production processes on the basis of "Telesis" system introduction.

Staff and Social Policy

JSC MGTS has been intensely focused on the problem of efficient human resources management, professional staff selection and building a team capable of solving strategic objectives of the Company. In 2000, JSC MGTS Council of Directors identified the following priorities in staff policy:

- to ensure optimal staff number and intensification of labour;
- staff potential quality improvement;
- introduction of staff professional training efficient forms;
- strengthening the role of human resources services to increase the staff labour and social activity.

The actual network staff number as of 1 January 2001 reduced by 195 people compared to 1999 and amounted to 20,964 employees.

The Company pays special attention to the system of material and moral motivation of employees. In order to enhance the financial incentive of high-skilled specialists the Company uses the system of monthly personal wage supplements.

Environmental Science

Being part of the RF ecolaw system, JSC MGTS has continued as in previous years to ensure the ecological safety of the business operation. The action plan was focused on the protection of life and health of the employees and residents of the capital against adverse effects of business operations and polluted environment as a consequence of anthropogenic operations. The total amount of costs on JSC MGTS ecological needs was about RUR 32 million.

Financial Analysis of JSC MGTS Operations in 2000

Revenues and Volume of Sales of Telecom Services

With the unchanged number of subscribers there have been changes in the structure of revenues generated from rendering telecom services in 2000. The share of revenues from residents increased by 5.0% and reached 31.9%. The share of revenues from budget organisations reduced by 2.1% (8.5% revenues from telecom services provision) and the share of revenues from commercial sector reduced by 2.9% (59.6% of revenues).

In 2000, JSC MGTS operating income increased by 42.9% or by R'000 1,545,401 compared to 1999 under the influence of various factors. It should be noted that in the reporting year the increase of tariffs generated only 35.9% (R'000 555,427) of additional income that is considerably less than last year revenue growth (72.8%). The major part of 2000 tariffs remained at the level of III–IV quarters 1999. The growth of unregulated tariffs for other services in average amounted to 5%.

With permanent tariffs the revenue growth rate in 2000 would have been 127.5% against the actual value of 142.9%.



R'000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1999
2000
Subscribers fee and per km rate
Provision of access to telephone network and transposition of telephones
Earning from urban payphones
Other income
Total revenues

JSC MGTS operating income dynamics

Operating revenues and volume of sales

Description	Actual value, R'000					
	1999	2000				2000 in %
		IQ	I half-year	9 months	12 months	1999
I. Revenues from public telecom services – total, incl.:	**3,599,188**	**1,189,645**	**2,525,110**	**3,869,312**	**5,144,589**	**142.9**
• subscriber's fee and per km rate	2,719,436	935,521	1,884,237	2,876,230	3,866,244	142.2
• for provision of access to telephone network and transposition of telephones	280,985	93,028	175,692	261,085	534,043	190.1
• earnings from urban payphones	187,022	50,373	107,817	169,678	240,029	128.3
II. Sales of telecom services to residents – total, incl.:	**969,761**	**406,115**	**816,497**	**1,225,177**	**1,642,091**	**169.3**
• subscriber's fee and per km rate	667,419	318,059	635,760	955,547	1,274,319	190.9
• for provision of access to telephone networks and transposition of telephone	76,912	25,887	49,582	65,623	82,111	106.8
• earnings from urban payphones	177,531	47,455	101,927	160,820	228,168	128.5
III. Sales of telecom services to budget organisations – total, incl.:	**380,581**	**101,923**	**203,860**	**326,141**	**435,023**	**114.3**
• subscriber's fee and per km rate	336,018	88,162	178,529	267,348	359,632	107.0
• for provision of access to telephone network and transposition of telephones	19,219	6,691	11,551	27,460	33,028	171.9
• earnings from urban payphones	1,412	412	845	1,292	1,754	124.2
IV. Sales of telecom services to commercial sector – total, incl.:	**2,248,846**	**681,607**	**1,504,753**	**2,317,994**	**3,067,475**	**136.4**
• subscriber's fee and per km rate	1,715,999	529,300	1,069,948	1,653,335	2,232,293	130.1
• for provision of access to telephone network and transposition of telephones	184,854	60,450	114,559	168,002	418,904	226.6
• earnings from urban payphones	8,079	2,506	5,045	7,566	10,107	125.1


Residents – 31.9%
Commercial sector – 59.6%
Budget organisations – 8.5%

2000 revenue structure by groups of subscribers

Revenue structure

Description	Measurement unit	1999	2000	Growth rate, %
Proceeds from sales of goods, works, services	**R'000**	**4,453,285**	**6,077,387**	**136.5**
Revenues from telecom services provision by tariffs	R'000	3,599,188	5,144,589	142.9
• share in proceeds	%	80.8	84.7	
Other gross income	R'000	854,097	932,798	109.2
• share in proceeds	%	19.2	15.3	
Including:				
• revenues received from OAO "Rostelecom"	R'000	581,143	646,516	111.2
• revenues from the provision of resources complex	R'000	96,489	125,769	130.3

Production and Sales Costs

Actual production and sales costs for 2000 amounted to R'000 4,091,044. The growth rate was 132.8% against the last year.

Cost structure for 1999–2000

Description	Measurement unit	1999 Fact	Share in total costs, %	2000 Fact	Share in total costs, %	Growth rate, %
Wage costs	R'000	745,352	24.2	926,644	22.7	124.3
Social deductions	R'000	285,593	9.3	353,725	8.6	123.9
Tangible costs – total	R'000	481,094	15.6	683,007	16.7	142.0
• Repair costs		199,533	6.5	270,307	6.6	135.5
• Materials		144,375	4.7	224,856	5.5	155.7
• Energy		111,293	3.6	155,689	3.8	139.9
• Transport costs		25,893	0.8	32,155	0.8	124.2
Depreciation charges		764,629	24.8	1,128,881	27.6	147.6
Other costs – total, incl.	R'000	803,412	26.1	998,787	24.4	124.3
• deductible taxes	R'000	160,352	5.2	219,989	5.4	137.2
Total costs	**R'000**	**3,080,080**	**100.0**	**4,091,044**	**100.0**	**132.8**



Wage costs – 22.7%
Other costs – 24.4%
Social deductions – 8.6%
Repair costs – 6.6%
Materials – 5.5%
Depreciation charges – 27.6%
Energy – 3.8%
Transport costs – 0.8%

Cost structure

Financial Results

JSC MGTS major financial performance indicators in 1999–2000

Description	1999	2000	Growth rate, %
	R'000		
Proceeds from sales of goods, works, services (without VAT)	4,453,285	6,077,387	136.5
Cost of goods sold, works and services rendered	2,443,842	3,282,357	134.3
Commercial expenses	39,861	66,483	166.8
Management expenses	596,377	742,204	124.5
Total costs (cost+commercial+management)	3,080,080	4,091,044	132.8
Sales profit (loss)	1,373,205	1,986,343	144.7
Interest receivable	65,301	30,492	46.7
Interest payable	432,432	629,418	145.6
Revenues from interest in other companies	46,809	8,680	18.5
Other operating income	1,805,208	2,269,671	125.7
Other operating costs	1,600,761	2,282,465	142.6
Profit/(loss) from financial and economic activities	1,257,330	1,383,303	110.0
Other non-sales income	490,384	399,220	81.4
Other non-sales costs	476,011	595,239	46.1
Foreign exchange difference	–1,247,511	–199,443	Decrease
Profit/(loss) for the reporting period including forex difference	24,192	987,841	4,083.3
Profit tax	120,628	207,063	171.7
Extraordinary income	353	2,927	829.2
Extraordinary costs	3	2,687	89,566.7
Retained profit	–96,086	781,018	Profit received

For the past year the Company generated proceeds from sales of goods, works, services (without VAT) in the amount of R'000 6,077,387, that is by 36.5% higher than the 1999 proceeds. With the total amount of operating costs of R'000 4,091,044 their increment for the reporting period amounted to 32.8%. Therefore, the Company maintained the principle of anticipatory growth of income over costs. The profitability on sales proceeds increased by 4.0% compared to the last year results and reached 48.6%. The Company profitability on net earnings amounted to 19.1%.

Comparative figures of the Company operating efficiency

Description	Measurement unit	1999 Fact	2000 Fact
Revenues per a telephone line	R'000	0.93	1.31
Profit* per a telephone line	R'000	0.33	0.30
Profit* per an employee	R'000	62.15	57.81
Number of telephone lines per an employee	units	188.61	190.81
Unit cost	RUR costs/RUR proceeds	0.69	0.67
Wages	%	16.7	15.2

* Balance profit without forex difference.

Basic Trends in Financial Policy

The Company financial policy in 2000 was focused on solving the following tasks:

- to ensure the financing of the Company day-to-day operations;
- to ensure financial sources for capital investments;
- to service loans and borrowings of the Company;
- reasonable allocation of the accumulated financial resources.

As a result of the Company operations in 2000, the share of own funds increased from 57.7% up to 62.2%, the debt financing structure has changed with re-allocation of long-term debt into short-term debt. Such re-allocation is linked with the repayment of the euroloan to bank "Salomon Brothers AG" in March 2001. Over 75% of debt financing represent bank loans and bonded loan.

89% of the Company assets consist of fixed assets and other non-current assets. At that the share of commissioned fixed assets increased by 12%. Consequently, the share of current assets decreased mainly at the expense of short-term investments and this is connected with the allocation of funds to loan and interest repayment.

A possibility to use additionally attracted funds is determined by the ratio between accounts receivable and payable.

The analysis of the Company current liabilities is shown in the Table.

Analysis of accounts receivable and payable

Indicators	As of 1.01.00	As of 1.04	As of 1.07	As of 1.10	As of 1.01.01
1. Accounts receivable, R'000					
Total	1,071,292	1,194,738	2,117,914	1,626,942	1,021,000
• Buyers and customers	538,809	666,406	842,810	835,379	459,650
• Notes receivable	0	0	0	0	0
• Debt of subsidiaries and associates	120,094	152,611	99,421	142,364	162,646
• Advances paid	155,903	66,172	111,154	432,725	243,833
• Other debtors	256,486	309,549	1,064,529	216,474	154,871
2. Accounts payable, R'000					
Total	1,211,112	1,155,154	1,338,333	1,370,389	998,343
• Suppliers and contractors	954,047	812,276	693,535	799,072	593,421
• Debt to subsidiaries	2,587	12,975	25,515	55,257	15,130
• salary accruals	39,472	41,743	38,821	41,263	47,539
• social insurance accruals	10,063	22,492	20,093	16,114	215
• Indebtedness to the budget	33,425	35,433	216,469	175,137	62,587
• Advances received	142,776	170,959	213,110	221,410	196,427
• Other creditors	28,742	59,276	130,790	62,136	83,024
3. Accounts receivable and payable ratio, R'000					
a) failure to cover financial resources allocated to debtors by raised loans	0	39,584	779,581	256,553	22,657
b) additionally used in economic turnover	139,820	0	0	0	0
Provision for doubtful debts, R'000	**100,612**	**99,545**	**115,189**	**99,997**	**48,447**

The accounts receivable contains the whole amount of accrued revenues for telecom services. The amount of outstanding debt liabilities, i.e. more than month old, equals RUR 170 million at the beginning of the year and RUR 144 million at the year-end.

In 2000, the Company continued its work on debt collection in the form of claim administration with all groups of subscribers: legal entities and physical persons.

In the past year 6,150 claims and complaints on debt collection were filed to the total amount of about RUR 200 million. The amount of satisfied claims exceeds RUR 121 million, i.e. 61% of the filed claims. The remaining claims are in the process of consideration.

Compared to 1999, the number of filed claims increased by 60%, and the amount increased by 21%.

Special attention was paid to the work with enforcement orders with the purpose of the earliest receipt of funds. Enforcement orders under which debt recovery was conducted account for 65% of the total number of received enforcement orders. The amount of funds collected by enforcement orders exceeds RUR 77 million.

The reduction of accounts receivable and increase of accounts payable made it possible for the Company to use in its economic turnover additional RUR 48 million.

The major source of the Company own funds is retained earnings. The generation of after-tax profit in the reporting year was primarily linked with the growth of sales proceeds by 44.6% compared to the last year and with the reduction of non-sales costs (by 53.8%), the major component of which being the forex difference.

The analysis of minimum required costs not secured by sources of financing in 2001 is shown in the table below.

Profit analysis

Indicators	As of 1.01.00	As of 1.01.01	Changes	
			R'000	%
Earnings from goods sold	**1,373,205**	**1,986,343**	**613,138**	**44.65**
• Interest receivable	65,301	30,492	-34,809	-53.31
• Interest payable	432,432	629,418	196,986	45.55
• *Income from interest in other companies*	46,809	8,680	-38,129	-81.46
• Other operating income	1,805,208	2,269,671	464,463	25.73
• Other operating costs	1,600,761	2,282,465	681,704	42.59
Profit from financial and economic activities	**1,257,330**	**1,383,303**	**125,973**	**10.02**
• Other non-sales income	490,384	399,220	-91,164	-18.59
• Other non-sales costs	1,723,522	794,682	-928,840	-53.89
Balance profit	**24,192**	**987,841**	**963,649**	**3,983.35**
Net profit	**-96,086**	**781,018**	**877,104**	**912.83**

List of minimum required costs not secured by sources of financing in 2001 (R'000)

Costs item	Amount
Uncovered loss of prior years	1,951,597
Costs uncovered by financing	1,660
Retained earnings of current year	-781,018
Total	1,172,239

The allocation of the 2000 net profit (after-tax profit) adopted at the General Shareholders meeting includes the following:

Net profit	R'000	781,018
Payment of dividends		
• on ordinary shares	R'000	54,284
• on preferred shares	R'000	78,073
Cover of prior year losses	R'000	648,661

The reporting year cash flow steady ensures all types of the Company operations. The distinctive features of the 2000 cash flow are as follows:

- considerable growth (by 37%) of revenues from current operations;
- reduction of outflow as a result of financial operations (by 32%);
- growth (by 40%) of investment payments.

Meanwhile, the growth of investment payments was primarily secured by the Company financial operations.

Cash Flow, R'000

Indicator	1999	2000
Balance at the beginning of the year	**565,917**	**483,622**
Net cash flow from current operations	2,873,856	2,714,044
• Proceeds from current operations	6,658,650	9,154,420
• Disposals from current operations	−3,784,794	−6,440,376
Net cash flow from financial activities	−1,903,472	−1,345,914
• Proceeds from financial activities	5,650,262	4,218,012
• Disposals from financial activities	−7,553,734	−5,563,926
Net cash flow from investment activities	−1,065,771	−1,454,927
• Proceeds from investment activities	361,554	733,562
• Disposal from investment activities	−1,427,325	−2,188,489
Increase/decrease of cash flow	−95,387	−86,797
Total cash proceeds	12,670,466	14,105,994
Total cash withdrawal	12,765,853	14,192,791
Balance at the year-end	**470,530**	**396,825**

The major trends of financial policy are to ensure financing for current and investment activities. In the reporting year the Company attracted RUR 757.4 million and loans to the total amount of $ 6.2 million, including RUR 157.4 million to finance current operations, the remaining loans were used for capital investments.

The total sum of repaid loans in the reporting year amounted to $ 54.6 million of loans denominated in foreign currency and RUR 599.6 million of loans denominated in national currency.

The distinctive features of the 2000 financial policy were as follows: the Company entry to the market of rouble denominated bonds and the reduction of currency risks by reducing the share of currency loans in the Company accounts payable. In the first quarter 2001 the Company reduced to the minimum the currency component of the accounts payable.

Investments

Volume and sources of capital financing

In the reporting year the total volume of capital investments from all sources of financing amounted to R'000 3,312,473, i.e. it is higher than the 1999 level by 58.9%.

In accordance with the Company investment policy the Company maintained the trend of active use of raised funds for capital financing. The share of raised funds in the total amount of investment resources was 65.9% in 2000 (R'000 2,178,902) compared to 58.1% (R'000 1,210,472) in 1999.

Alongside the traditional forms of foreign borrowings – bank loans and investment contracts providing for deferred payments for the period from one to seven years signed with leading telecom manufacturers, in the reporting year the Company used a new instrument of medium-term external investment financing, the so-called bonded loan. As a result of the issue and placement of bonded loans the Company attracted funds to the total amount of R'000 600,000 (18.1% of the total amount of investment resources).

The major trends of borrowed funds usage are the purchase of cutting-edge high-technology equipment for SDH digital transport network, construction of new telephone exchanges and expansion of existing electronic telephone exchanges, automated management systems for transport networks and telephone exchanges, billing systems.

However, own funds allocated to finance the investment activities increased by 29.8% compared to 1999 and amounted to R'000 1,133,572.

In 2001, it is planned to use leasing as one of the major instruments of attracting funds from outside sources for capital financing.

The structure of capital financing sources is shown in the table.

Capital financing sources (R'000)

	1998	Share in total amount	1999	Share in total amount	2000	Share in total amount
Own funds, total, incl.:	**567,862**	**39.2%**	**873,566**	**41.9%**	**1,133,572**	**34.2%**
• Depreciation charges	567,862	39.2%	776,089	41.9%	1,133,572	34.2%
• Profit	0	0.0%	97,477	0	—	0.0%
Borrowed funds, total, incl.:	880,574	60.8%	1,210,472	58.1%	2,178,901	65.9%
• Bank loans	774,803	53.5%	389,482	18.7%	141,565	4.3%
• Borrowings	0	0.0%	0	0.0%	600,000	18.1%
• Other	105,771	7.3%	820,990	39.4%	1,437,336	43.4%
Total	**1,448,436**	**100.0%**	**2,084,038**	**100.0%**	**3,312,473**	**100.0%**

Volume of financing major lines of investment activities (R'000)

Major lines of investment activities	Volume of investments		
	1998	1999	2000
Capital investments, total, incl.:	**1,448,436**	**2,084,038**	**2,440,290**
• Construction of SDH digital transport network, construction of new exchanges and expansion and reconstruction of existing exchanges	948,863	1,695,036	1,663,919
• Modernisation and renovation of constructions and telecom facilities	171,253	98,047	196,593
• Automation of management and technological processes	173,415	162,782	267,719
• Construction and renovation of public works	96,824	81,115	225,023
• Other	58,301	47,058	87,036
Long-term investments	—	—	872,183
Total	1,448,436	2,084,038	3,312,473

JSC MGTS Management Structure

- General Shareholders Meeting — the Company's supreme management authority;
- Council of Directors;
- Single executive body – General Director;
- Collective executive body – the Company's Management Board;
- Supervisory body – Internal Audit Commission.

Council of Directors

JSC MGTS Annual General Shareholders Meeting held on 17 June 2000 appointed the Council of Directors of 11 members.

The Council of Directors elected **N. I. Ismailov** its Chairman, **A. Yu. Goncharuk** — Deputy Chairman, and appointed **V. A. Afonin** Secretary of the Board.

The Council of Directors held 15 meetings to consider 83 issues, including the following:

- priority areas of JSC MGTS activity in 2001;
- efficiency of capital investments utilisation;
- a plan of the Board's actions to enhance the HR policy and personnel training;
- technical readiness for the introduction of the time-rate system of local telephone calls;
- participating in the implementation of the telecom development programme for the Moscow region till 2007;
- the Company's business plan for 2001;
- the Board's efforts related to the implementation and maintenance of MGTS transport network equipment;
- organising legal work in the Company;
- international placement of JSC MGTS shares;
- perspectives of the Company's participation in ZAO Telmos;
- the Company's participation in ZAO Golden Line;
- implementing measures to increase the Company's liquidity and shares' market value;
- forecasting the key indicators of the Company's business plan for 2001–2004;
- raising credit resources;
- activities of the Company's Internal Audit Commission;
- measures to enhance the Company's financial and economic stability in the current conditions.

At each meeting the Council of Directors examined the information concerning the results and progress of putting through the General Shareholders Meeting's decisions and its own regulations. On a quarterly basis it also considered the status of business plan implementation, the accounts receivable and loan repayment issues.

Management Board

The Council of Directors set up the Management Board (a collective executive body) of 14 members on 31 August 1999 for a 2-year term.

12 Board meetings were held starting from June 2000 till June 2001. 42 issues were considered.

In addition to discussing current and perspective plans, investment, tariff and personnel policy proposals, approving the Company's internal normative acts and considering reports of structural units' heads on the work performed, the Board made decisions on the most important issues of the network operation which fell within its jurisdiction regarding the following:

- implementation of the programme of the electronification of electromechanical cross-bar exchanges;
- efficiency of using automated system and technologies in the network;
- introduction of changes and amendments into the Collective agreement for 1999–2001;
- perspectives of the payphone network development;
- action plan to implement the Council of Directors' regulation "On JSC MGTS Personnel Policy";
- additional measures to satisfy applications of individuals and legal entities in the city for telephone installation;
- development of the data transmission systems division (USPD) – JSC MGTS department;
- cessation of the activity of the "Moscow Telephonist" newspaper Editor's Office – JSC MGTS department and transfer of its publication functions to ZAO "Kominfo Consulting";
- measures to increase the Company's revenue growth rates;
- coordination of the efforts to reconstruct links in the current network.

The Board preliminary reviewed issues which were to be included in the Council of Directors' agenda on a regular basis.

JSC MGTS Internal Audit Commission

JSC MGTS Internal Audit Commission comprised 5 members in the reporting period.

The Internal Audit Commission held 4 meetings during the reporting period.

In the reporting period the Internal Audit Commission did not perform any reviews of JSC MGTS financial and business activity since there were no requests on the part of the General Shareholders Meeting or shareholders holding more than 10% of the voting shares.

Financial Review for 5 Years

Sales increased 4.8 times over five years and amounted to RUR 6,077 mln as at the end of 2000. Annual growth rates made up 136.7%. The key factors of the income growth are tariff changes, development of the network facilities, higher nomenclature and increased volumes of the services provided.

Expenses supporting the Company's activities increased 4.1 times over the five years and amounted to RUR 4,091 mln in 2000. The annual growth rate equals 132.7%.

In 1999, expenses grew higher than income due to the application of the accelerated depreciation mechanism.

JSC MGTS received steady profits in 1996–1997. In 1998, a significant loss was incurred as a result of the national currency devaluation. Only in 2000 did the Company manage to overcome the most acute consequences of the debt and economic crisis and receive the profit of RUR 987,841 thousand.

Gross balance sheet increased 2.1 times during the five years and amounted to RUR 16,895 mln. Non-current assets equal 89.1% of the balance sheet assets, which is characteristic of the telecom industry.

Own funds prevail in the Company's capital structure, their specific weight making up 62.2% as at 01.01.01. In 2000, the downward tendency which had been characteristic of this indicator from the beginning of the five-year period and had been caused by large credit funds raised in 1998 was overcome. The growth of own funds amounted to 7.8% as compared with 1999.

Over the five years the liabilities growth amounted RUR 8,840 mln, 35% of which were supported by JSC MGTS own funds and only 4.7% — by the long-term debt.

The growth rates of cash funds annual inflow increased on an annual basis over recent 5 years. As far as the annual growth rate (145.4%) is concerned, cash funds inflow exceeds the sales growth rates (136.7%) and the volume of own financial resources (125.3%), which reflects the Company's policy to mobilise additional borrowed and raised funds. However, over the recent year the specific weight of loans and borrowings in the amount of received cash funds decreased from 17.9% in 1999 down to 8.3% in 2000, which speaks of the company's increasing the potential of its own financial resources.

The specific weight of expenses related to current activities in the structure of cash funds utilisation is decreasing. At the same time, the specific weight of expenses related to investment activity is increasing (from 30.6% in 1996 up to 62.2% in 2000), which is characteristic of the Company's policy to proceed with the intensive capital construction programme.

Profit and Loss Statement (R'000)

Item	As at 01.01.97	As at 01.01.98	As at 01.01.99	As at 01.01.00	As at 01.01.01
• Revenues (net) from the sale of goods, products, works, services (less added value tax, excises and similar mandatory payments)	2,313,188	2,777,678	3,018,776	4,453,285	6,077,387
• Costs	1,725,257	1,959,889	2,058,942	3,080,080	4,091,044
Profit (loss) from sales	587,931	817,789	959,834	1,373,205	1,986,343
• Interest receivable	10,634	2,837	97,582	65,301	30,492
• Interest payable	887	15	167,871	432,432	629,418
• Income from participation in other organisations	2,300	20,817	53,390	46,809	8,680
• Other operating income	69,744	178,388	763,332	1,805,208	2,269,671
• Other operating expenses	167,991	169,103	3,477,640	1,600,761	2,282,465
Profit (loss) from financial and business activity	501,731	850,713	–1,771,373	1,257,330	1,383,303
• Non-sale income	32,743	39,224	134,464	490,384	399,220
• Non-sale expenses	22,632	84,977	211,031	1,723,522	794,682
Profit (loss) before taxation in the reporting period	511,842	804,960	–1,847,940	24,192	987,841
• Income tax	165,921	90,788	178	120,628	207,063
• Funds employed	5,000	6,345	7,066	0	0
• Extraordinary income	×	×	×	353	2,927
• Extraordinary expenses	×	×	×	3	2,687
Retained profit (loss) in the reporting period	340,921	707,827	–1,855,184	–96,086	781,018

Cash Flow Statement (R'000)

Item	1996	1997	1998	1999	2000
Opening cash balance	101,823	154,779	358,835	565,917	483,622
Current activity					
• Cash received	2,698,479	3,645,291	9,837,554	5,757,196	9,154,420
• Cash assigned	2,092,704	3,019,998	16,943,591	3,784,794	6,440,376
• Net flow from current activity	605,775	625,293	-7,106,037	1,972,402	2,714,044
Investment activity					
• Cash received	381,912	88,426	6,255,444	1,361,924	733,562
• Cash assigned	949,381	638,804	1,651,243	1,427,325	2,188,489
• *Net flow from investment activity*	-567,469	-550,378	4,604,201	-65,401	-1,454,927
Financial activity					
• Cash received	73,112	570,794	7,291,646	5,551,346	4,218,012
• Cash assigned	58,462	605,983	4,666,783	7,553,734	5,563,927
• Net flow from financial activity	14,650	-35,189	2,624,863	-2,002,388	-1,345,915
Net cash flow	52,956	39,726	123,027	-95,387	-86,798
Closing cash balance	154,779	194,505	481,862	470,530	396,824

JSC MGTS Balance Sheet for 1996–2000* (R'000)

ASSET	As at 01.01.97	As at 01.01.98	As at 01.01.99	As at 01.01.00	As at 01.01.01
1. Non-current assets					
Intangible assets	3,860	15,738	26,281	46,260	134,367
Fixed assets	6,863,221	7,957,347	8,134,780	10,427,136	12,482,276
Construction in progress	390,042	466,453	1,932,283	2,702,281	1,490,842
Long-term financial investments	19,752	80,740	145,430	125,822	948,258
Other non-current assets	0	0	0	711,484	0
Total of Section 1	7,276,875	8,520,278	10,238,774	14,012,983	15,055,743
2. Current assets					
Stock	87,384	116,470	164,316	262,975	292,841
VAT charged on purchased valuables	30,996	53,090	144,342	294,095	35,760
Accounts receivable	504,461	509,660	771,870	970,680	972,553
Short-term financial investments	76	105,310	582,914	849,780	121,459
Cash funds	155,368	194,546	481,941	474,921	399,939
Other current assets	372	0	11	0	0
Total of Section 2	778,657	979,076	2,145,394	2,852,451	1,822,552
BALANCE	8,055,532	9,499,354	12,384,168	16,865,434	16,878,295

LIABILITIES	As at 01.01.97	As at 01.01.98	As at 01.01.99	As at 01.01.00	As at 01.01.01
3. Capital and reserves					
Charter capital	1,277	1,277	1,916	1,915,901	1,915,901
Additional capital	7,171,811	8,025,046	8,295,069	8,982,418	9,736,875
Reserves and retained profit	0	124,206	−1,855,184	−1,957,045	−1,142,147
Total of Section 3	7,414,734	8,952,307	7,352,815	9,728,792	10,510,629
4. Long-term liabilities					
Borrowed funds	244,574	299,830	4,433,729	5,164,477	651,618
Other long-term liabilities	2,009	0	0	0	301,857
Total of Section 4	246,583	299,830	4,433,729	5,164,477	953,475
5. Short-term liabilities					
Borrowed funds	40,000	35,760	0	760,146	4,195,555
Accounts payable	271,185	203,123	597,368	1,211,106	998,343
Settlements on dividends	0	122	256	232	108
Deferred income	0	26	0	0	220,177
Other short-term liabilities	83,030	8,186	0	681	10
Total of Section 5	394,215	247,217	597,624	1,972,165	5,414,193
BALANCE	8,055,532	9,499,354	12,384,168	16,865,434	16,878,295

* The structure of balances is shown in the 2000 balance sheet.

JSC MGTS Accounting Reports for 2000 (R'000)

Balance Sheet

ASSETS

I. NON-CURRENT ASSETS	Line code	Opening balances	Closing balances
Intangible assets (04, 05)	110	46,260	134,367
patents, licenses, trade marks (service trade marks), other similar rights and assets	111	46,260	134,367
organisational expenses	112	—	—
goodwill	113	—	—
Fixed assets (01, 02, 03)	120	10,427,136	12,482,276
land sites and nature management sites	121	—	—
premises, machinery and equipment	122	7,875,847	8,886,517
other fixed assets	123	2,551,289	3,595,759
Construction in progress (07, 08, 16, 61)	130	2,702,281	1,490,842
Income-related investments in material valuables (03)	135	—	—
property for lease transfer	136	—	—
property provided under a lease contract	137	—	—
Long-term financial investments (06, 82)	140	125,822	948,258
investments in subsidiaries	141	8,787	720,225
investments in associated undertakings	142	50,306	50,352
investments in other organisations	143	12,191	13,021
loans granted to organisations for more than 12 months	144	53,715	153,902
other long-term financial investments	145	823	10,758
Other non-current assets	150	711,484	—
TOTAL of Section I	190	14,012,983	15,055,745

II. CURRENT ASSETS	Line code	Opening balances	Closing balances
Stock	210	262,974	292,841
raw materials, materials and other similar valuables (10, 12, 13, 16)	211	242,292	268,273
Including, raw materials, materials and (10, 16)	211.1	225,383	252,551
LVI (12, 13, 16)	211.2	16,909	15,722
feeding animals (11)	212	—	—
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	6,738	12,309
finished goods and goods for resale (16, 40, 41)	214	4,834	1,012
goods dispatched (45)	215	—	1,434
deferred expenses (31)	216	9,110	9,813
other stock and expenses	217	—	—
VAT on purchased valuables (19)	220	294,095	35,760
Debtors falling due after more than 12 months from the balance sheet date	230	89,764	103,251
buyers and customers (62, 76, 82)	231	—	—
notes receivable (62)	232	—	—
subsidiaries' and associates' receivables (78)	233	—	—
prepayments made (61)	234	—	—
other debtors	235	89,764	103,251
Debtors falling due within 12 months from the balance sheet date	240	880,917	869,302
buyers and customers (62, 76, 82)	241	438,198	411,203
notes receivable (62)	242	—	—
subsidiaries' and associates' receivables (78)	243	120,094	162,646
settlements with participants (founders) on contributions to the Charter capital (75)	244	—	—
prepayments made (61)	245	155,903	243,833
other debtors	246	166,722	51,620
Short-term financial investments (56, 58, 82)	250	849,780	121,459
loans granted to organisations for less than 12 months	251	841,780	—
treasury shares	252	—	—
other short-term financial investments	253	8,000	121,459
Cash funds	260	474,921	399,939
cash in till (50)	261	424	245
settlement accounts (51)	262	159,297	260,533
currency accounts (52)	263	204,900	105,327
other cash funds (55, 56, 57)	264	110,300	33,834
Other current assets	270	—	—
TOTAL of Section II	290	2,852,451	1,822,552
BALANCE (sum of lines 190 + 290)	**300**	**16,865,434**	**16,878,297**

Liabilities and Shareholders' Equity

III. CAPITAL AND RESERVES	Line code	Opening balance	Closing balance
Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	8,982,418	9,736,875
Reserve capital (86)	430	—	—
reserve funds formed in accordance with the statutory requirements	431	—	—
reserves formed in accordance with the charter documents	432	—	—
Social fund (88)	440	62,831	30,092
Special purpose financing and receipts (96)	450	719,232	—
Retained profit of previous years (88)	460	—	—
Uncovered loss of previous years (88)	465	(1,951,597)	(1,951,597)
Retained profit of the reporting year (88)	470	×	781,018
Uncovered loss of the reporting year (88)	475	×	—
Expenses of the reporting year not covered by the financing	476	—	(1,660)
TOTAL of Section III	490	9,728,785	10,510,629

IV. LONG-TERM LIABILITIES

Loans and borrowings (92, 95)	510	5,164,478	651,618
bank loans falling due after more than 12 months from the balance sheet date	511	5,164,478	651,618
other borrowings falling due after more than 12 months from the balance sheet date	512	—	—
Other long-term liabilities	520	—	301,857
TOTAL of Section IV	590	5,164,478	953,475

V. SHORT-TERM LIABILITIES	Line code	Opening balance	Closing balance
Loans and borrowings (90, 94)	610	760,146	4,195,555
bank loans falling due within 12 months from the balance sheet date	611	760,146	3,550,960
other borrowings falling due within 12 months from the balance sheet date	612	—	644,595
Creditors	620	1,211,112	998,343
buyers and customers (60, 76)	621	954,047	593,421
notes payable (60)	622	—	—
payable to subsidiaries and associated undertakings (78)	623	2,587	15,130
payable to the organisations' staff (70)	624	39,472	47,539
payable to state non-budget funds (69)	625	10,063	215
payable to the budget (68)	626	33,425	62,587
prepayments received (64)	627	142,776	196,427
other creditors	628	28,742	83,024
Payables to participants (founders) on income payment (75)	630	233	108
Deferred income (83)	640	—	220,177
Provisions for future expenses (89)	650	—	—
Other short-term liabilities	660	681	10
TOTAL of Section V	690	1,972,172	5,414,193
BALANCE (sum of lines 490 + 590 + 690)	**700**	**16,865,434**	**16,878,297**

Profit and Loss Statement (R'000)

Item	Line code	For the reporting period	For the corresponding period in the previous year
I. Income and expenses from ordinary activities			
Revenues (net) from the sale of goods, products, work, services (net of VAT, excises and similar mandatory payments)	010	6,077,387	4,453,285
including sales of telecom services	011	5,144,589	3,599,188
trade activity	012	2,559	17,974
social services	013	11,164	8,114
intermediary services	014	3,323	2,528
other types of activity	015	915,752	825,481
Cost of sales of goods, products, work, services	020	(3,282,357)	(2,443,842)
including sale of telecom services	021	(3,042,856)	(2,301,660)
trade activity	022	(2,190)	(17,643)
social services	023	(34,863)	(25,574)
intermediary services	024	(2,525)	(1,698)
other types of activity	025	(199,923)	(97,267)
Gross profit	029	2,795,030	2,009,443
Commercial expenses	030	(66,483)	(39,861)
Management expenses	040	(742,204)	(596,377)
Profit (loss) from sales (lines (010 – 020 – 030 – 040))	050	1,986,343	1,373,205
II. Operating income and expenses			
Interest receivable	060	30,492	65,301
Interest payable	070	(629,418)	(432,432)
Income from participation in other organisations	080	8,680	46,809
Other operating income	090	2,269,671	1,805,208
Other operating expenses	100	(2,282,465)	(1,600,761)
III. Non-sale income and expenses			
Non-sale income	120	399,220	490,384
Non-sale expenses	130	(794,682)	(1,723,522)
Profit (loss) before taxation (lines 050 + 060 – 070 + 080 + 090 – 100 + 120 – 130)	140	987,841	24,192
Profits tax and other similar payments	150	(207,063)	(120,628)
Profit (loss) from the ordinary activities	160	780,778	(96,436)
IV. Extraordinary income and expenses			
Extraordinary income	170	2,927	353
Extraordinary expenses	180	(2,687)	(3)
Net profit (retained profit (loss) of the reporting period) (lines (160 + 170 – 180))	190	781,018	(96,086)

FOR REFERENCE

Dividends per share:			
Privileged	201	—	—
Common	202	—	—
Dividends per share proposed for the following reporting year:			
Privileged	203	—	—
Common	204	—	—

BREAKDOWN OF INDIVIDUAL PROFIT AND LOSS ITEMS

Item	Line code	For the reporting year		For the previous year	
		profit	loss	profit	loss
Fines, penalties, forfeits recognised or to be collected in accordance with court (arbitration court) decisions	210	618	250	126	16
Profit (loss) of the previous years	220	19,067	26,991	113,399	23,551
Repayment of losses inflicted as a result of non-fulfilment or inadequate fulfilment of obligations	230	945	59	392	74
Forex differences on foreign currency transactions	240	253,142	452,585	288,513	1,536,024
Impairment of inventory as at the end of the reporting period	250	X	543	X	—
Write-off of debtors and creditors which fall under the limitation of action	260	544	1,477	317	1,407
Other	270	124,904	312,777	87,637	162,450

Basic Accounting Principles

Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russia.

Assets and liabilities are evaluated on the basis of the actual acquisition cost, with the exception of fixed assets, which are recorded with the account of revaluations.

Assets and Liabilities Denominated in Foreign Currency

Business transactions performed in foreign currencies are recorded using the official exchange rate of the CB RF ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are recorded at the CB RF official exchange rate at 31 December 2000 (USD 1 = RR 28.16).

Forex differences arising from transactions with assets and liabilities during the year and also from their restatement as at the reporting date are disclosed in the income statement.

Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are treated as short-term if their maturity does not exceed 12 months after the reporting date. All other assets and liabilities are reported as long-term assets and liabilities.

Intangible Assets

Intangible assets include software user rights. Depreciation is applied on a straight-line basis over the estimated useful lives of the assets stated in relevant documents.

Intangible assets are disclosed at cost less accumulated depreciation for the whole usage period.

Fixed Assets

As at 1 January 2000, the Company revalued machinery and equipment using the method of renewal and replacement cost. Increase and decrease in historical cost and accumulated depreciation are included in the added capital increase/decrease.

Depreciation of fixed assets is applied on a straight-line basis using the statutory depreciation rates.

The active portion of production fixed assets is amortised using the accelerated depreciation method with the acceleration factor amounting to 2.

Investment Securities

Investment securities are disclosed at the actual acquisition cost.

Proceeds and losses from disposal of investment securities are included in operational income and expenses in the income statement.

Debt Securities

Debt securities are disclosed at acquisition cost. The difference between acquisition and nominal cost is written off to income and expenses on a straight-line basis during the period of their circulation.

Inventories

Inventories are measured at the actual acquisition cost.

The company evaluates inventories at the date of release to production or other disposal at the actual acquisition cost in subdivisions that do not maintain automated inventory control. Separate subdivisions with automated inventory control evaluate inventories at the moment of release to production at average cost.

Cost of low-value and short-life items (tools, fittings and fixtures) is repaid through charging 100% depreciation at the date of commissioning.

Ready products include finished items and are disclosed at the actual production cost.

Work in Progress

Capital investments in progress are disclosed at the actual cost in the balance sheet.

Deferred Expenses

Costs incurred in the reporting year, but referring to future reporting periods (advance rental payments, insurance payments, etc.) are disclosed as deferred expenses and written off on a straight line basis for the specified purpose during the period in which they were incurred.

Buyer and Customer Receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

Recognition of Income

Proceeds from sales of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

The Company does not create provisions against forthcoming expenses and payments.

Comparative Information

Comparative information in the 2000 reports is generated by way of adjusting final reports for 1999 with a view of bringing them in compliance with changes in the 2000 reporting forms. In particular, the comparative information was adjusted or supplemented on the basis of the following revised or new accounting regulations which became effective in 2000:

FAS 4/99 "Accounting Reports of the Organisation"
FAS 5/98 "Accounting for Inventories"
FAS 6/97 "Accounting for Fixed Assets"
FAS 9/99 "Revenues of the Organisation"
FAS 10/99 "Expenses of the Organisation"
FAS 11/2000 "Information about Affiliated Companies"
FAS 12/2000 "Segment Reporting".

The 2000 opening balance sheet comprises the results of fixed assets revaluation carried out by the Company as at 1 January 2000.

Auditors' Report

On the Accounting Reports of the Open Joint Stock Company "Moscow City Telephone Network" for 2000

To the shareholders of the Open Joint Stock Company "Moscow City Telephone Network":

1. We have audited the accompanying 2000 statutory accounting reports of the Open Joint Stock Company "Moscow City Telephone Network" (hereinafter – the Company). These statutory accounting reports were prepared by the management of the Company in accordance with the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No 34n of 29 July 1998. Accounting reports prepared in compliance with the above stated Law and Regulation differ significantly from financial statements prepared in accordance with International Accounting Standards.

2. Preparation of the statutory accounting reports is the responsibility of the management of the Company. Our responsibility as statutory auditors is to express an opinion on the trustworthiness in all material aspects of these statutory accounting reports based on our audit.

3. We conducted our statutory audit in accordance with the Temporary Rules of Audit Activity in the Russian Federation adopted by Decree of the President of the Russian Federation of 22 December 1993 No 2263, the Rules (Standards) on Auditing approved by the Commission on Audit Activity established under the President of the Russian Federation and International Standards on Auditing. These standards require that we plan and perform the statutory audit to obtain reasonable assurance about whether the statutory accounting reports are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. The audit also included assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall presentation of the statutory accounting reports in order to assess compliance with laws and current regulations of the Russian Federation. We believe that our statutory audit provides a reasonable basis for our opinion.

4. In our opinion the accompanying audited statutory accounting reports are trustworthy, i.e. prepared so as to present in all material aspects the Company's assets and liabilities as at 31 December 2000 and the financial results of its operations for 2000 in compliance with the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation adopted by Order of the Ministry of Finance of the Russian Federation No 34n of 29 July 1998.

Closed Joint Stock Company
PricewaterhouseCoopers Audit — 28 April 2001

Conclusion of the Internal Audit Commission

on the Results of the Business Activities of JSC "Moscow City Telephone Network" for 2000

The Internal Audit Commission of JSC "Moscow City Telephone Network" (JSC MGTS) carried out an audit with a view of confirming the 2000 accounting reports of MGTS.

The audit was carried out on a sample basis. For the purpose of sample selection the Commission assessed the report generating principles and internal controls in place.

The Internal Audit Commission confirms that nothing came to its attention that caused it to believe that the statutory accounting reports of JSC MGTS are not trustworthy.

In the opinion of the Internal Audit Commission the statutory accounting reports of JSC MGTS present fairly the financial position of JSC MGTS as at 1 January 2001, its financial results and changes in cash flows and share capital for 2000.

Signed by all members of the Internal Audit Commission

Subsidiary and Associated Companies

Currently, JSC MGTS is a founder of 26 enterprises, out of which 13 provide communication services in compliance with international standards based on new technologies with participation of foreign and Russian companies. Total investments in the Charter capital of companies with JSC MGTS participation amounted to 338,612.1 thousand roubles at par as at 1 January 2001 and the carrying value of equity participation amounted to 782,727 thousand roubles as at 1 January 2001.

The list of enterprises in which JSC MGTS is a shareholder/participant is provided in the table (as at 1 January 2001):

Participation of JSC MGTS in Other Companies (as at 1 January 2001):

Company	Type of shares	Quantity of shares	Nominal value (rbl.)	Nominal amount (rbl.)	Amount (rbl.), carrying amount	Participation, %
ZAO AMT	Ordinary registered	10	2,050	20,500	8,728,764	100
ZAO VOLS	Ordinary registered	100	1	100	100	10
ZAO Petrodvor	Ordinary registered	282,118	1,000	282,118,000	711,496,583,5	100
ZAO Company MTU-Inform	Ordinary registered	220	10	2,200	2,200	22
ZAO NTZ Comset	Ordinary (common)	3,547	10	35,470	35,470	11.09
ZAO MTT	Ordinary registered	150,000	1	150,000	160,592	15
	Preference registered	10,592	1	10,592		6
JSC MSS	Ordinary registered	23,500	10	235,000	293,750	23.5
	Preference registered	5,875	10	58,750		23.5
ZAO MTK-TRUNK	Ordinary registered	244	50	12,200	12,200	10
ACB Promstroibank	Ordinary registered	2,742	2	5,484	5,484	0.055
ZAO PTT-Teleport Moscow	Ordinary registered	9,650	1.8	17,370	57,816	51
ZAO GLOBAL ONE NETWORK	Ordinary registered	151	1	151	151	6.74
ZAO SinS	Ordinary registered	190	320	60,800	60,800	19
ZAO Centre TS	Ordinary registered	380	10	3,800	3,800	50
ZAO EXPO-TELECOM	Ordinary registered	10	3,500	35,000	35,000	5.56
ZAO RadioPage	Ordinary registered	400	100	40,000	40,000	40
ZAO Moscow Teleport	Ordinary registered	40	5	200	200	10
ACB LINK-Bank	Ordinary registered	135,300	10	1,353,000	1,353,000	20.82
ZAO Comstar	Ordinary registered	500	23,020	11,510,500	11,510,000	50
ZAO Golden Line	Ordinary registered	5,000,000	5	25,000,000	25,000,000	50
ZAO Telmos	Ordinary registered	6,148	2,000	12,296,000	12,296,000	40
ACB MBRR	Ordinary registered	9,600	500	4,800,000	10,560,000	2.39
ZAO City-Telecom	Ordinary registered	500	10	5,000	5,000	5
JSC Reestr	Ordinary registered	16,200	10	162,000	162,000	11.8
JSC MS-Tel	Ordinary registered	500	100	50,000	50,000	50
ZAO Mediatel	Ordinary registered	43	10,000	430,000	430,000	35.83
OOO Medicom-33	Stakes	1		200,000	000	19

Financial Statistics

Item	01.01.97	01.01.98	01.01.99	01.01.00	01.01.01
1) Liquidity and solvency analysis					
Current liquidity ratio Current assets / current liabilities	1.975	3.960	3.590	1.446	0.322
Absolute liquidity ratio * Cash in hand / current liabilities	0.394	1.213	1.782	0.672	0.091
2) Profitability analysis					
Return on sales Net profit / sales volume (proceeds)	0.147	0.255	Loss generated	Loss generated	0.129
Return on assets Net profit / assets	0.042	0.075	Loss generated	Loss generated	0.046
Earnings per one preference share Net profit / quantity of preference shares	1.068	2.217	Loss generated	Loss generated	0.049
Earnings per one ordinary share Net profit / quantity of ordinary shares	0.356	0.739	Loss generated	Loss generated	0.010
3) Assets performance analysis					
Asset turnover Sales volume (proceeds) / assets	0.287	0.292	0.212	0.264	0.360
Working asset turnover Sales volume (proceeds) / working assets	2.971	2.837	1.407	1.561	3.304
Debtor turnover Sales volume (proceeds) / receivables	4.585	5.450	3.911	4.588	6.143
Collection period (receivables / sales volume (proceeds)) * 360	78.51	66.05	92.05	78.47	58.61
Creditor turnover cost / payables	6.362	9.649	3.447	2.543	3.106
Payment period (payables / cost) * 360	56.59	37.31	104.45	141.55	115.90
4) Capital structure analysis					
Leverage (debt load) ratio Long-term debt / (long-term debt + share capital)	0.032	0.032	0.325	0.347	0.060
Interest coverage ratio ** (gross profit less interest + depreciation) / interest	1,013.1	80,374.2	Loss generated	0.851	2.370
Cost of capital (dividends + interest payable on long-term liabilities) / gross b/s	0.006	0.009	0.018	0.045	0.067

5) Market value analysis, %					
Current yield on shares Dividends / capital market value	1.0	0.9	0.013	0.014	0.619
Current yield on one ordinary share Earnings per 1 ordinary share / price of 1 ordinary share	0.26	0.36	–	–	–
Current yield on 1 preference share / price of 1 preference share Earnings per 1 preference share / price of 1 preference share	4.6	4.1	0.1	0.3	14.5
Price to earnings ratio (ordinary share) P/E = market price / earnings per 1 ordinary share	379.8	281.4	–	–	–
Price per earnings ratio (preference share) P/E = market price / earnings per 1 preference share	21.7	24.1	1,073.8	347.1	6.9

* *Cash in hand includes short-term financial investments.*

** Less capitalised interest.

Information for Shareholders

Information on the Company Charter Capital
As at the register closing date:
Charter capital – 1,915,901,000 roubles;
Quantity of placed shares – 95,795,050 pcs, including:
Ordinary shares – 79,829,200 pcs,
Preference shares – 15,965,850 pcs,
Nominal value of one share – 20 roubles.
Company Shareholders
The total number of shareholders entitled to participate in annual meetings – 9,942.
Company shareholders that own not less than 5% of issuer's voting shares:

1. **Open Joint Stock Company "Investment Communications Company" (JSC "Svyazinvest") – 28% of votes.**

Share in the Charter capital of JSC MGTS – 23.3 %.

List of Shareholders of JSC "Svyazinvest" owning not less than 20% of the Charter capital of JSC "Svyazinvest":

Shareholder's full name	Location	Share in the Charter capital of JSC "Svyazinvest"
The Ministry of State Property of the Russian Federation	Russia, Moscow	50% + 1 share
MUSTCOM LIMITED	Nicosia, Cyprus	25% + 1 share
The Russian Federal Property Fund	Russia, Moscow	25% – 2 shares

2. Open Joint Stock Company MKNT and Co. – 51.48% of votes.
The share of participation in issuer's Charter capital – 42.9%.

List of the shareholders of JSC MKNT and Co. owning not less than 20% of the Charter capital of JSC MKNT and Co.
Open Joint Stock Company "Aktsionernaya Finansovaya Corporatsia Sistema".
Share in the Charter capital of JSC MKNT and Co.: 99.85%.

Information About the Annual Shareholders' Meeting

The meeting was held on 16 June 2001 in the premises of the theatre "Modern Stage School" (Moscow, Petrovsky bulvar, 14). The right to attend the meeting was granted to the shareholders that were entered in the shareholders' register as at 23 April 2001.

The meeting was attended by 315 shareholders and their plenipotentiaries with the aggregate number of votes 74,652,875, or 93.51% of the total number of votes represented by the Company's placed voting shares accepted for establishing the quorum. Thus, there was the quorum and the meeting was rendered competent.

Agenda:

1. Approval of the annual report, balance sheet, income statement, allocation of profits and losses for 2000 and the projected allocation of profits and losses in 2001.
2. Determination of the size, form, period and order of paying dividends for 2000 on shares of each category.
3. Determination of the size/membership of Council of Directors of the Company. Appointment of members of the Council of Directors.
4. Appointment of members of the Internal Audit Commission.
5. Approval of the Company's auditor for 2001.
6. Approval of the redrafted Regulation on the Internal Audit Commission.
7. Introduction of changes and amendments to the Regulation on the Company Board of the Directors.
8. Introduction of changes in amendments to the Company Charter.

The meeting appointed the Council of Directors comprising 12 persons:

Members of the Council of Directors	Proposed by
1. Alexander Yu. Goncharuk	JSC MKNT and Co.
2. Vadim S. Degtyarev	Minority shareholders
3. Nail I. Ismailov	JSC MKNT and Co.
4. Vladimir S. Lagutin	JSC MKNT and Co.
5. Alexander V. Lopatin	JSC Svyazinvest
6. Yevgeny G. Novitsky	JSC MKNT and Co.
7. Anton I. Osipchuk	JSC Svyazinvest
8. Semen V. Rabovsky	JSC MKNT and Co.
9. Irina M. Ragozina	JSC Svyazinvest
10. Georgy A. Romsky	JSC Svyazinvest
11. Vasily V. Sidorov	JSC MKNT and Co.
12. Valery N. Yashin	JSC Svyazinvest

The meeting appointed the Internal Audit Commission comprising 5 persons:

Members of the Internal Audit Commission	Proposed by
1. Stanislav P. Avdiyants	JSC Svyazinvest
2. Elena V. Bekyan	JSC MKNT and Co.
3. Svetlana G. Krzhechevskaya	JSC MKNT and Co.
4. Sergei N. Kushakov	JSC MKNT and Co.
5. Dmitry A. Milovantsev	JSC Svyazinvest

The Company appointed the Closed Joint Stock Company Deloitte and Touche CIS as the internal auditor.

The meeting approved the following dividend policy based on the 2000 results:

To pay dividends for 2000 on ordinary shares in the amount of 68 kopecks per share.

Payments shall be made in cash in the period from 3 September 2001 to 31 December 2001.

To pay dividends for 2000 on preference shares in the amount of 4 roubles 89 kopecks per share.

Payments shall be made in cash in the period from 3 September 2001 to 31 December 2001.

Идея: С. Ерофеев
Дизайн: А. Николаев, Д. Михеев
Фото: С. Обухов
Модель: А. Борисова

© **Дизайн:** Рекламная фирма АЛЬТИМИДЖ и группа рекламы ОМИР АО МГТС, Москва, 2001